

UMH Properties, Inc.






U M H

2 0 0 6 Annual Report


Revenues, FFO and Net Income
MILLIONS OF DOLLARS
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0
2002
2003
2004
2005
2006
Total Revenues
Funds From Operations (FFO)
Net Income


Fifteen Consecutive Years of Dividend Growth
$1.00
$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006


UMH Sales and Finance
Sales Revenue (Millions)
$18.00
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
Homes Sold
300
250
200
150
100
50
0
2002
2003
2004
2005
2006
Revenue
Homes


Total Shareholder Return (Annual)
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
2002
2003
2004
2005
2006
UMH
Morgan Stanley REIT Index
S&P 500
Nasdaq

Safe Harbor Statement

This annual report and Form 10-K contains various "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, and the Company intends that such forward-looking statements be subject to the safe harbors created thereby. The words "may", "will", "expect", "believe", "anticipate", "should", "estimate", and similar expressions identify forward-looking statements. These forward-looking statements reflect the Company's current views with respect to future events and finance performance, but are based upon current assumptions regarding the Company's operations, future results and prospects, and are subject to many uncertainties and factors relating to the Company's operations and business environment which may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements.

Such factors include, but are not limited to, the following: changes in the general economic climate; increased competition in the geographic areas in which the Company owns and operates manufactured housing communities; changes in government laws and regulations affecting manufactured housing communities; the ability of the Company to continue to identify, negotiate and acquire manufactured housing communities and/or vacant land which may be developed into manufactured housing communities on terms favorable to the Company; the ability to maintain rental rates and occupancy levels; competitive market forces; changes in market rates of interest; the ability of manufactured home buyers to obtain financing; the level of repossessions by manufactured home lenders; and those risks and uncertainties referenced under the heading "Risk Factors" contained in this annual report and Form 10-K and the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained in this annual report and Form 10-K speak only as of the date hereof and the Company expressly disclaims any obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.



Eugene W. Landy

Message from the Chairman of the Board

Dear Fellow Shareholders:

UMH Properties, Inc. (UMH) has completed thirty-eight years of operation. UMH is the twenty-seventh largest owner of manufactured home communities in the nation and is one of four publicly-owned REITs specializing in manufactured home communities.

UMH owns twenty-eight manufactured home communities containing approximately 6,700 home sites. We are a publicly-owned company with an estimated 3,000 shareholders. UMH is very proud of its individual shareholders, many of whom have been shareholders for generations. In 2004, the dividend was raised four times. On April 1, 2005, the dividend was raised to an annual rate of $.98. On October 3, 2006, the dividend was raised to an annual rate of $1.00. Our dividend has been increased for fifteen consecutive years. Further dividend increase depends upon resurgence in the demand for manufactured housing.

As of December 31, 2006, UMH had outstanding approximately 10,300,000 shares at a market price of $15.44. This gave our REIT a stock market capitalization of approximately $159 million. Management is proud to report that UMH continues to maintain its Standard & Poor's stock ranking of A.

Shareholders should always consider the value of our properties in assessing our performance. Under the European accounting system, we would report in our income statement increases in value. This is called "fair value accounting". While income as reported under GAAP has declined, we believe other systems would show improved results.

Occupancy of our manufactured housing communities has declined to 82%. UMH has 1,100 vacant sites. These vacancies are directly related to our former customers purchasing conventional homes in record amounts. UMH believes this market condition is temporary and consumers will return to our housing as demand shifts to more affordable alternatives.

Everyday there are new news articles on problems with sub-prime loans on conventional homes. Our industry was decimated by no down payment, no documentation and interest only conventional loans attracting the typical manufactured home customer to buy conventional homes instead. Traditionally, manufactured housing provides 15% of the new housing market. In recent years it has fallen to half that amount.

We repeat our evaluation from last year's report which is proving to be prescient: "Conventional housing prices have increased dramatically over the past five years and, as a result, the demand for manufactured housing has declined. The long anticipated correction in the housing market is now beginning to occur. While it is too early to say whether our nation's housing industry is in for a soft landing or a crash, demand for manufactured housing should increase as a result. We are optimistic on our long-term business plan of providing affordable housing. Many of the financing mechanisms that have allowed US home ownership levels to grow to unprecedented levels (now 70%) are proving to be very risky. The lending community has created products that put people in homes that they really cannot afford without continued price appreciation. It will be interesting to see as mortgage rates reset higher over the next two years and housing prices moderate, if manufactured housing communities

›

can regain the market share that was lost as a result of the housing bubble."

In addition to UMH, we manage Monmouth Real Estate Investment Corporation (NASDAQ:MNRTA) and Monmouth Capital Corporation (NASDAQ:MONM). There are efficiencies in running three REITs. It has helped us attract and keep a dedicated staff with which I am proud to be associated. It is our goal to deliver to our shareholders a total return investment, secured by a safe and growing dividend, coupled with appreciation in the value of our underlying assets. We have achieved this goal over the past thirty-eight years. I remain confident of our prospects to continue to do so in the years ahead.

Very truly yours,



Eugene W. Landy
Chairman of the Board



Message from the President

Samuel A. Landy

Dear Fellow Shareholders:

This past year brought several new developments. In March, we acquired Weatherly Estates, our 28th manufactured home community. Weatherly Estates is a 270 space community located near Nashville, Tennessee. We are very pleased with this purchase and have already seen occupancy gains as job growth in the area has been strong. One of the unique and beneficial characteristics of our property type is that we have the ability to renew and rejuvenate our communities. We have steadily been upgrading our communities by removing old homes and replacing them with new homes. Therefore it seemed appropriate to update our company name in order to reflect our community improvements. In April we changed our name from United Mobile Homes, Inc. to UMH Properties, Inc. We will continue to take advantage of the high quality homes presently being built and pride ourselves on the caliber of the 28 communities that we own. Our goal is to install 2,500 new homes over the next decade, representing $100 million in home investment, almost all of which will be made by our tenants. There are costs to moving out older obsolete homes. Disposal costs can be incurred. New home occupancy is offset by older homes going off the rent roll. In management's view, the benefits of a rejuvenated community far outweigh these temporary non-recurring costs. Therefore, it is absolutely essential that we continue to renew and rejuvenate our communities.

One of the major factors in assessing the quality of our communities is their locations. As seen in Exhibit 1, the majority of our communities are located in or near densely populated areas. With population density comes high barriers to development, high site-built housing costs, high median incomes, and high rates of capital appreciation.

Exhibit 1: UMH PORTFOLIO POPULATION DENSITY:


D.C.

The manufactured housing industry has been in a protracted downturn. 2006 marked the 8th consecutive year of declining shipments. The 117,500 total units shipped last year marked the lowest level in 45 years. This industry wide downturn corresponded with the huge housing boom in the conventional site-built sector. However, as site-built housing starts fell 13%, 2006 marked the worst year for the conventional housing sector since 1991. We view this as the beginning of an overdue correction that should benefit the manufactured housing industry. With approximately 500 acres in developable land and a low levered balance sheet, UMH has ample resources to profit from a resurgence in demand for low cost housing. In addition, our 18% vacancy factor provides us with strong operational leverage to generate internal earnings growth as demand increases.

Results in 2006 were mixed for UMH. Total revenue was up 8% from $39.3 million to $42.6 million. Funds from Operations (FFO) were down 12% from $10.3



million to $9.1 million. Net income was down 17% from $7.0 million to $5.8 million. The main factor for these decreases was that $270,000 in securities gains were realized this year versus $1.2 million in 2005.

Our Taxable REIT Subsidiary, UMH Sales and Finance, Inc. continued to show substantial sales growth. Chris Lindsey, our Vice President of Sales and her team at UMH Sales and Finance achieved a record-breaking year in 2006 generating $15.8 million in manufactured home sales. This marked a 27% improvement over the $12.4 million in sales revenue we achieved in 2005. The primary goal of our sales division is to renew our communities and increase their underlying value. Our sales division is also helpful in maintaining and increasing our occupancy levels. Each year we have generated significant sales growth. Over the past 5 years we have sold approximately 1,000 homes into our communities. These sales increase the amount of newer homes in our communities as a percentage of overall sites. This also provides for a higher degree of earnings stability and income quality over the long term. In 2006, UMH Sales and Finance sold approximately 285 homes into our communities. UMH currently has a $16.8 million portfolio of manufactured home loans that is performing very well. These loans are financed at a weighted average coupon of 10.3%. Because these loans are secured by collateral that remains in our communities, we have enjoyed a very low default rate.

UMH achieved its 15th consecutive year of annual dividend increases in 2006. We are proud of our long term ability to generate dividend growth and we will strive to continue to earn our shareholders a safe and growing dividend. However, historically our dividend has represented a lower percentage of funds from operations FFO than is currently the case. In 2006, UMH earned $0.90 in FFO. Our current dividend of $1.00 per share now represents 111% of FFO per share. It is important to management that we re-establish the conservative dividend payout range of 70%-80% as we have had in the past. Therefore, growing our FFO per share will be a key objective in the years ahead.

UMH is working to provide the best designed new manufactured home community expansions in the country. We are trying to build an additional 200 sites per year, and to obtain approvals for 200 additional sites each year. These sites should be in locations that provide sales profits, increased community value, and additional rental income. In our best locations we have always been able to purchase older homes, remove them from the community and profitably sell new homes. The replacement of older homes becomes a substantial source of income when the market is strong. The market is currently strong in our Northeastern locations. The current weakness is in Ohio and western Pennsylvania.

In Monticello, New York, we completed construction of 22 lots of a 48 lot expansion. This location had experienced many years of decline, but is now in the midst of a resurgence as construction of the new casino barely a mile from our community is ready to start. We are very optimistic about our sales in the expansion as well as our ability to increase our overall occupancy in the community.

We are now able to look back at our completed 157 site expansion at Fairview Manor and judge our success. By expanding the community from 160 sites to 317 sites we increased the value of the original 160 sites. Economies of scale make the original 160 sites more valuable as part of a 317 site community than they were alone. Further I believe the value of the completed 157 sites is well above the original construction costs. The sales of the 157 sites generated substantial additional income. We own an additional 110 acres adjoining Fairview Manor. Since it is in the same town as Cedercrest, we intend to complete the Cedercrest 64 site expansion before moving forward on Fairview's next phase. We will be seeking approvals for Cedercrest this spring. While we will not seek to expand the number of sites at Fairview this year, we will be working on approvals for what we hope will be our prototype self



storage facility. We believe self storage can work very well with a manufactured home community and we will be seeking approvals for Fairview as our first facility.

Our Highland Estates expansion, which totaled 144 sites, will be sold out in 2007. The results were very similar to the results at Fairview Manor. Highland Estates was once a 186 site community and it is now a 330 site first-class community.

Manufactured home communities are somewhat insulated from competition due to the high barriers to development. Obtaining the necessary approvals to build new communities or expansions is a very difficult and lengthy process. Therefore it is with great pleasure that I report that on February 27, 2007, we obtained final municipal approval to build 64 sites just outside of Saratoga, New York. In addition, we have expansion sites under construction in Carlisle, Pennsylvania, (Pine Manor 20 sites), Somerset, Pennsylvania, (Whispering Pines 71 sites), and Belle Vernon, Pennsylvania, (Port Royal 50 sites). We are finalizing approvals for Allentown Manufactured Home Community in Memphis, Tennessee for 50 sites. Our Vice President of Engineering, Jeff Yorick directly supervises local engineering firms in designing and obtaining approvals for our projects.

We have been making progress in gaining the approvals to develop our 185 acre land parcel in Coxsackie, New York. The initial plan is to develop 280 sites on 108 acres. The Coxsackie development will take time and is not included in our projected 200 total expansion sites to be developed in 2007. We are making progress on the approvals and believe the project will go forward as a 280 space modular home land lease community.

Our Vice President of Operations, Tom Stewart, has announced he will be retiring this year. Tom has managed UMH's operations since the inception of UMH. Tom and his crew have worked diligently for years to provide our residents with quality housing at a reasonable price. Tom has personally trained Jeff Wolfe and Ayal Dreifuss, two of our key regional managers, as well as our community managers, so that while Tom will greatly be missed, we are ready to continue on. We all wish Tom a joyful retirement and thank him for his many years of distinguished service.

As we begin our 39th year of operation, we see that conventional housing is rapidly changing. Much of the recent increases in conventional homeownership were created by loans that were underwritten aggressively. People have been put in conventional homes that they could not afford under conservative underwriting standards. Now that continued high rates of capital appreciation in conventional housing are no longer prevalent, lenders are scrambling to tighten their standards. The current distress in the sub-prime lending sector may spread to other areas of our economy. Fortunately employment levels in the U.S. are currently very strong and therefore housing demand should continue to be robust. Over the past decade, as demand for conventional site-built homes increased, demand for the traditional affordable housing providers, namely the multi-family apartment sector and the manufactured housing sector abated. Because conventional housing costs have now increased well beyond their historic levels, we have been anticipating an increased need for affordable housing. We view the recent downturn in conventional housing demand, coupled with the spike in apartment occupancy rates and apartment rental rates as leading indicators that manufactured housing demand will soon return to normalcy.

Very truly yours,



Samuel A. Landy
President

Community Development

In many of the properties that UMH currently owns, there is additional unimproved land, which lends itself to future development. When UMH initially purchased the communities, the undeveloped lands were given little or no value. Our land holdings have seen considerable appreciation in value over the last several years. These additional land holdings are reviewed frequently by management to monitor the economic changes in the particular area to determine if expansion of certain properties is warranted. Currently, UMH holds approximately 500 acres of developable land. We continually monitor demand at these locations. The following information lists our projected expansions for the next five years.

Project Expansion	2007	2008	2009	2010	2011
	(number of sites)				
Allentown	25	25			
Brookview Village	66				
Cedarcrest	62				
Cross Keys		8			
Fairview Manor		50	50	50	50
Highland Estates		50	50	30	
Kinnebrook	30				
Lake Sherman			24		
Mountain View Estates		100	100		80
Pine Ridge		30		30	
Port Royal	28	23			
Pine Valley Estates					
Somerset Estates	25	25		48	
Spreading Oaks Village			30	30	
Sandy Valley Estates			24		
Woodland Manor			10		
Wood Valley Estates				3	30
Totals	236	311	288	191	160





The Year in Review

Selected Financial Data

	December 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Operating Data:					
Total Revenues	**$42,644,610**	$39,339,573	$34,357,882	$33,790,503	$29,423,893
Total Expenses	**36,962,736**	32,392,720	26,176,771	25,328,860	24,107,136
Gain on Sales of Investment Property and Equipment	**158,403**	43,489	20,638	55,888	664,546
Net Income	**5,840,277**	6,990,342	8,201,749	8,517,531	5,981,303
Net Income Per Share -					
Basic	**.58**	.74	.95	1.08	.79
Diluted	**.58**	.74	.95	1.07	.78
Cash Flow Data:					
Net Cash Provided (Used) by:					
Operating Activities	**$4,161,938**	$3,034,698	$5,115,754	$4,420,150	$6,747,943
Investing Activities	**(2,591,532)**	(13,415,488)	(2,398,003)	326,610	(7,076,423)
Financing Activities	**(4,120,735)**	6,161,334	2,812,190	(3,840,868)	1,099,628
Balance Sheet Data:					
Total Assets	**$115,740,444**	$114,782,535	$103,164,988	$94,310,212	$89,026,506
Mortgages Payable	**46,817,633**	48,706,241	50,501,243	44,222,675	43,321,884
Shareholders' Equity	**57,640,419**	54,839,324	48,804,743	38,575,404	28,821,572
Other Information:					
Average Number of Shares Outstanding	**10,093,546**	9,473,155	8,598,686	7,858,888	7,600,266
Funds from Operations (1)	**$9,097,444**	$10,300,749	$11,355,784	$11,370,712	$8,788,197
Cash Dividends Per Share	**.985**	.9775	.9450	.9050	.8650

(1) Funds from Operations (FFO) is defined as net income excluding gains (or losses) from sales of depreciable assets, plus depreciation. FFO should be considered as a supplemental measure of operating performance used by real estate investment trust (REITs). FFO excludes historical cost depreciation as an expense and may facilitate the comparison of REITs which have different cost bases. The items excluded from FFO are significant components in understanding and assessing the Company's financial performance. FFO (1) does not represent cash flow from operations as defined by generally accepted accounting principles; (2) should not be considered as an alternative to net income as a measure of operating performance or to cash flows from operating, investing and financing activities; and (3) is not an alternative to cash flow as a measure of liquidity. FFO, as calculated by the Company, may not be comparable to similarly entitled measures reported by other REITs.

The Company's FFO is calculated as follows:

	2006	**2005**	**2004**	**2003**	**2002**
Net Income	**$5,840,277**	$6,990,342	$8,201,749	$8,517,531	$5,981,303
Gain on Sales of Depreciable Assets	**(158,403)**	(43,489)	(20,638)	(55,888)	(3,546)
Depreciation Expense	**3,415,570**	3,353,896	3,174,673	2,909,069	2,810,440
FFO (1)	**$9,097,444**	$10,300,749	$11,355,784	$11,370,712	$8,788,197

(1) Includes gain on sale of land of $661,000 in 2002.

The Year in Review

Recent Share Activity

	2006			2005		
	High	Low	Distribution	High	Low	Distribution
First Quarter	**$16.00**	**$14.88**	**$ .245**	$16.70	$14.78	$ .2425
Second Quarter	**15.31**	**14.55**	**.245**	16.10	14.65	.2450
Third Quarter	**15.75**	**15.00**	**.245**	16.50	14.80	.2450
Fourth Quarter	**16.20**	**15.03**	**.250**	15.99	15.00	.2450
			$ .985			$ .9775

	Share Volume	Opening Price	Closing Price	Dividends Paid	Share Appreciation	Total Return
2006	**2,059,700**	**15.90**	**15.44**	**0.9850**	**(2.9%)**	**3.3%**
2005	2,651,200	15.74	15.90	0.9775	1.0%	7.2%
2004	3,511,000	17.01	15.74	0.9450	(7.5%)	(1.9%)
2003	2,238,000	13.54	17.01	0.9050	25.6%	32.3%
2002	1,008,000	12.18	13.54	0.8650	11.2%	18.3%
2001	852,000	9.50	12.18	0.8025	28.2%	36.7%


Annual FFO Growth
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
MILLIONS OF DOLLARS
2002
2003
2004
2005
2006


Dividend Growth & Payout Ratio
$1.10
$1.00
$0.90
$0.80
$0.70
$0.60
Annual Dividend Per Share
120%
110%
100%
90%
80%
70%
60%
FFO Payout Ratio
2002
2003
2004
2005
2006
Dividend
Payout Ratio

Property Portfolio Map


Detroit
Chicago
Cleveland
Pittsburgh
New York
Philadelphia
Indianapolis
Cincinnati
Baltimore
Washington D.C.
Saint Louis
Nashville
Raleigh
Memphis
Charlotte
Atlanta


Tennesee
12%
New York
14%
Pennsylvania
42%
New Jersey
15%
Ohio
17%

"With approximately 500 acres in developable land and a low levered balance sheet, UMH has ample resources to profit from a resurgence in demand for low cost housing."

Samuel A. Landy, President





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period ____________________ to ____________________

Commission File Number 001-12690

UMH Properties, Inc.
(Exact name of registrant as specified in its charter)

Maryland	22-1890929
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer identification number)

3499 Route 9, Suite 3C, Freehold, New Jersey	07728
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code (732) 577-9997

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: Common Stock $.10 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ____ Yes _X_ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ____ Yes _X_ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
_X_ Yes ____ No

Indicate by check if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K _X_.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. Large accelerated filer _______ Accelerated filer _X_ Non-accelerated filer _______

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
____ Yes _X_ No

Based upon the assumption that directors and executive officers of the registrant are not affiliates of the registrant, the aggregate market value of the voting stock of the registrant held by nonaffiliates of the registrant at June 30, 2006 was $154,006,628. Presuming that such directors and executive officers are affiliates of the registrant, the aggregate market value of the voting stock of the registrant held by nonaffiliates of the registrant at June 30, 2006 was $122,762,526.

The number of shares outstanding of issuer's common stock as of February 28, 2007 was 10,369,692 shares.

Documents Incorporated by Reference:
- Exhibits incorporated by reference are listed in Part IV; Item 15 (a) (3).

TABLE OF CONTENTS

PART I

Item 1 – Business

General Development of Business

In this Form 10-K, "we", "us", "our", or "the Company", refers to UMH Properties, Inc., together with its predecessors and subsidiaries, unless the context requires otherwise.

United Mobile Homes, Inc. changed its name to UMH Properties, Inc. (the Company). The name change was unanimously approved by the Company's Board of Directors and effected by the filing of Articles of Amendment to the Company's charter with the State Department of Assessments and Taxation of Maryland to be effective on April 1, 2006. In accordance with Section 2-605 of the Maryland General Corporation Law and the Company's organizational documents, no stockholder vote was required or obtained. No other changes were made to the Company's charter. The Company's common stock will continue to be traded on the American Stock Exchange under the ticker symbol "UMH", but under the new CUSIP number 903002103.

The Company owns and operates twenty-eight manufactured home communities containing approximately 6,700 sites. These communities are located in New Jersey, New York, Ohio, Pennsylvania and Tennessee.

Effective January 1, 1992, the Company elected to be taxed as a real estate investment trust (REIT) under Sections 856-860 of the Internal Revenue Code (the Code), and intends to maintain its qualification as a REIT in the future. As a qualified REIT, with limited exceptions, the Company will not be taxed under Federal and certain state income tax laws at the corporate level on taxable income that it distributes to its shareholders. For special tax provisions applicable to REITs, refer to Sections 856-860 of the Code. The Company is subject to franchise taxes in some of the states in which the Company owns property.

The Company was incorporated in the state of New Jersey in 1968. On September 29, 2003, the Company changed its state of incorporation from New Jersey to Maryland. The reincorporation was approved by the Company's shareholders at the Company's annual meeting on August 14, 2003.

Background

Monmouth Capital Corporation, a publicly-owned Small Business Investment Corporation, that had owned approximately 66% of the Company's stock, spun off to its shareholders in a registered distribution three shares of UMH Properties, Inc. for each share of Monmouth Capital Corporation. The Company in 1984 and 1985 issued additional shares through rights offerings. The Company has been in operation for thirty-eight years, the last twenty of which have been as a publicly-owned corporation.

Narrative Description of Business

The Company's primary business is the ownership and operation of manufactured home communities – leasing manufactured home spaces on a month-to-month basis to private manufactured home owners. The Company also leases homes to residents, and through its wholly-owned taxable REIT subsidiary, sells homes to residents and prospective residents of our communities.

A manufactured home community is designed to accommodate detached, single family manufactured homes. These manufactured homes are detached, single-family homes which are produced off-site by manufacturers and installed on sites within the community. These homes are often improved with the addition of features constructed on site, including garages, screened rooms and carports. Manufactured homes are available in a variety of designs and floor plans, offering many amenities and custom options. Manufactured homes, once located, are rarely transported to another site; typically, a manufactured home remains on site and is sold by its owner to a subsequent occupant. This transaction is commonly handled through a broker in the same manner that a more traditional single-family residence is sold. Each owner of a manufactured home leases the site on which the home is located from the Company.

Manufactured homes are being accepted by the public as a viable and economically attractive alternative to common stick-built single-family housing. The affordability of the modern manufactured home makes it very attractive. Depending on the region of the country, construction cost per square foot for a new manufactured home averages anywhere from 10 to 35 percent less than a comparable site-built home, excluding the cost of land. This is due to a number of factors, including volume purchase discounts and inventory control of construction materials and control of all aspects of the construction process.

Modern residential land lease communities are similar to typical residential subdivisions containing central entrances, paved streets and curbs and gutters. The size of a modern manufactured home community is limited, as are other residential communities, by factors such as geography, topography, and funds available for development. Generally, modern manufactured home communities contain buildings for recreation, green areas, and other common area facilities, which, as distinguished from resident owned manufactured homes, are the property of the community owner. In addition to such general improvements, certain manufactured home communities include recreational improvements such as swimming pools, tennis courts and playgrounds. Municipal water and sewer services are available to some manufactured home communities, while other communities supply these facilities on site. Therefore, the owner of a home in our communities leases from us not only the site on which the home is located, but also the physical community framework, and acquires the right to utilize the community common areas and amenities.

Typically, the leases are on a month-to-month or year-to-year basis, renewable upon the consent of both parties. The community manager interviews prospective residents, ensures compliance with community regulations, maintains public areas and community facilities and is responsible for the overall appearance of the community. The manufactured home community, once fully occupied, tends to achieve a stable rate of occupancy. The cost and effort in moving a home once it is located in a community encourages the owner of the manufactured home to resell the manufactured home rather than to remove it from the community. This ability to produce relatively predictable income, together with the location of the community, its condition and its appearance, are factors in the long-term appreciation of the community.

Inherent in the operation of a manufactured home community is the development, redevelopment, and expansion of our communities. Effective April 1, 2001, the Company, through its wholly-owned taxable REIT subsidiary, UMH Sales and Finance, Inc. (S&F), began to conduct manufactured home sales, and financing of these sales, in our communities. S&F was established to potentially enhance the value of our communities. The home sales business is operated like other homebuilders with sales centers, model homes, an inventory of completed homes and the ability to supply custom designed homes based upon the requirements of the new homeowners.

The Company operates as part of a group of three public companies (all REITs) which includes UMH Properties, Inc., Monmouth Real Estate Investment Corporation (MREIC), and Monmouth Capital Corporation (MCC) (the affiliated companies). MREIC invests in long-term net-leased industrial properties to investment grade tenants. MCC invests in properties which do not fit either the investment criteria of the Company or MREIC. Some general and administrative expenses are allocated among the three affiliated companies based on use or services provided. The Company currently has approximately 100 employees. Allocations of salaries and benefits are made among the affiliated companies based on the amount of the employees' time dedicated to each affiliated company.

Additional information about the Company can be found on the Company's website which is located at www.umh.com. The Company's filings with the Securities and Exchange Commission are made available through a link on the Company's website or by contacting Investor Relations.

Investment and Other Policies of the Company

The Company may invest in improved and unimproved real property and may develop unimproved real property. Such properties may be located throughout the United States. In the past, it has concentrated on the northeast.

On March 10, 2006, the Company acquired (at auction) Weatherly Estates I, a 270-space manufactured home community in Lebanon, Tennessee, from Affordable Residential Communities Inc., an unrelated entity. The total purchase price was approximately $5,200,000. The Company paid approximately $600,000 in cash and used approximately $4,600,000 of its line of credit from PNC Bank.

During 2005, the Company acquired 185 acres of land in the Town and Village of Coxsackie, New York, and 67 acres of land in the City of Vineland, New Jersey adjacent to our existing community, Fairview Manor Manufactured Home Community. These properties will be used to develop new communities for the Company.

The Company has no restrictions on how it finances new manufactured home communities. It may finance communities by purchase money mortgages or other financing, including first liens, wraparound mortgages or subordinated indebtedness. In connection with its ongoing activities, the Company may issue notes, mortgages or other senior securities. The Company intends to use both secured and unsecured lines of credit.

The Company may issue securities for property, however, this has not occurred to date, and it may repurchase or reacquire its shares from time to time if, in the opinion of the Board of Directors, such acquisition is advantageous to the Company.

The Company also invests in both debt and equity securities of other REITs. The Company from time to time may purchase these securities on margin when the interest and dividend yields exceed the cost of funds. The securities portfolio, to the extent not pledged to secure borrowing, provides the Company with liquidity and additional income. Such securities are subject to risk arising from adverse changes in market rates and prices, primarily interest rate risk relating to debt securities and equity price risk relating to equity securities. From time to time, the Company may use derivative instruments to mitigate interest rate risk. At December 31, 2006 and 2005, the Company had $17,908,595 and $26,610,338, respectively, of securities available for sale. Included in these securities are Preferred Stock and Debt securities of $6,524,750 and $6,000,000, respectively at December 31, 2006 and $15,314,813 and $6,000,000 respectively, at December 31, 2005. The unrealized net gain on securities available for sale at December 31, 2006 and 2005 amounted to $384,890 and $916,569, respectively.

Property Maintenance and Improvement Policies

It is the policy of the Company to properly maintain, modernize, expand and make improvements to its properties when required. The Company anticipates that renovation expenditures with respect to its present properties during 2007 will be consistent with 2006 expenditures, which amounted to approximately $2,500,000. It is the policy of the Company to maintain adequate insurance coverage on all of its properties; and, in the opinion of the Company, all of its properties are adequately insured.

Number of Employees

On March 1, 2007, the Company had approximately 100 employees, including Officers. During the year, the Company hires approximately 20 part-time and full-time temporary employees as lifeguards, grounds keepers and for emergency repairs.

Item 1A – Risk Factors

Real Estate Industry and Competition Risks

The Company's investments are subject to the risks generally associated with the ownership of real property, including the uncertainty of cash flow to meet fixed obligations, adverse changes in national economic conditions, changes in the relative popularity (and thus the relative price) of the Company's real estate investments when compared to other investments, adverse local market conditions due to changes in general or local economic conditions or neighborhood values, changes in interest rates and in the availability of mortgage funds, costs and terms of mortgage funds, the financial conditions of residents and sellers of properties, changes in real estate tax rates and other operating expenses (including corrections of potential environmental issues as well as more stringent governmental regulations regarding the environment), governmental rules and fiscal policies including possible proposals for rent controls, as well as expenses resulting from acts of God, uninsured losses and other factors which are beyond the control of the Company. The Company's investments are primarily in rental properties and are subject to the risk or inability to attract or retain residents with a consequent decline in rental income as a result of adverse changes in local real estate markets or other factors.

The real estate business is highly competitive. The Company competes for manufactured home community investments with numerous other real estate entities, such as individuals, corporations, REITs and other enterprises engaged in real estate activities, possibly including certain affiliates of the Company. In many cases, the competing concerns may be larger and better financed than the Company, making it difficult for the Company to secure new manufactured home community investments. Competition among private and institutional purchasers of manufactured home community investments has increased substantially in recent years, with resulting increases in the purchase price paid for manufactured home communities and consequent higher fixed costs.

Governmental Regulations

The Company is subject to significant regulation that inhibits our activities and may increase our costs. Local zoning and use laws, environmental statutes and other governmental requirements may restrict expansion, rehabilitation and reconstruction activities. These regulations may prevent the Company from taking advantage of economic opportunities. Legislation such as the Americans with Disabilities Act may require the Company to modify its properties. Future legislation may impose additional requirements. No prediction can be made as to what requirements may be enacted or what changes may be implemented to existing legislation.

Rent control affects only two of the Company's manufactured home communities which are in New Jersey and has resulted in a slower growth of earnings from these properties.

Environmental Liability Risks

Environmental liabilities could affect our profitability. Current and former real estate owners and operators may be required by law to investigate and clean up hazardous substances released at the properties they own or operate or have owned or operated. They may be liable to the government or to third parties for property damage, investigation costs and cleanup costs. Contamination may adversely affect the owner's ability to sell or lease real estate or to borrow using the real estate as collateral. There is no way of determining at this time the magnitude of any potential liability to which the Company may be subject arising out of unknown environmental conditions or violations with respect to the properties it owns. Environmental laws today can impose liability on a previous owner or operator of a property that owned or operated the property at a time when hazardous or toxic substances were disposed of, or released from, the property. A conveyance of the property, therefore, does not relieve the owner or operator from liability. The Company is not aware of any environmental liabilities relating to its properties which would have a material adverse effect on its business, assets, or results of operations. However, no assurance can be given that environmental liabilities will not arise in the future.

The Company owns and operates 13 manufactured home communities which either have their own wastewater treatment facility, water distribution system, or both. At these locations, the Company is subject to compliance of monthly, quarterly and yearly testing for contaminants as outlined by the individual state's Department of Environmental Protection Agencies.

Currently, the Company is not subject to radon or asbestos monitoring requirements.

Insurance Considerations

The Company generally maintains insurance policies related to its business, including casualty, general liability and other policies covering business operations, employees and assets. The Company may be required to bear all losses that are not adequately covered by insurance. In addition, there are certain losses that are not generally insured because it is not economically feasible to insure against them, including losses due to riots or acts of war. If an uninsured loss or a loss in excess of insured limits occurs with respect to one or more of our properties, then we could lose the capital we invested in the properties, as well as the anticipated future revenue from the properties and, in the case of debt, which is with recourse to us, we would remain obligated for any mortgage debt or other financial obligations related to the properties. Although management believes that the Company's insurance programs are adequate, no assurance can be given that the Company will not incur losses in excess of its insurance coverage, or that the Company will be able to obtain insurance in the future at acceptable levels and reasonable cost.

Financing Risks

The Company faces risks generally associated with our debt. We finance a portion of our investments in properties and marketable securities through debt. This debt creates risks, including:

- rising interest rates on our floating rate debt;
- failure to repay or refinance existing debt as it matures, which may result in forced disposition of assets on disadvantageous terms;
- refinancing terms less favorable than the terms of existing debt; and
- failure to meet required payments of principal and/or interest.

We face risks associated with the use of debt to fund acquisitions, including refinancing risk. We are subject to the risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest. In addition, if we mortgage one or more of our properties to secure payment of indebtedness and we are unable to meet mortgage payments, then the property could be foreclosed upon or transferred to the mortgagee with a consequent loss of income and asset value. A foreclosure of one or more of our properties could adversely affect our financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, our stock.

We face risks related to "balloon payments." Certain of our mortgages will have significant outstanding principal balances on their maturity dates, commonly known as "balloon payments." There can be no assurance whether we will be able to refinance such balloon payments on the maturity of the loans, which may force disposition of properties on disadvantageous terms or require replacement with debt with higher interest rates, either of which would have an adverse impact on our financial performance and ability to pay dividends to investors.

We face risks associated with our dependence on external sources of capital. In order to qualify as a REIT, we are required each year to distribute to our stockholders at least 90% of our REIT taxable income, and we are subject to tax on our income to the extent it is not distributed. Because of this distribution requirement, we may not be able to fund all future capital needs from cash retained from operations. As a result, to fund capital needs, we rely on third-party sources of capital, which we may not be able to obtain on favorable terms, if at all. Our access to third-party sources of capital depends upon a number of factors, including (i) general market conditions; (ii) the market's perception of our growth potential; (iii) our current and potential future earnings and cash distributions; and (iv) the market price of our capital stock. Additional debt financing may substantially increase our debt-to-total capitalization ratio. Additional common equity financing may dilute the holdings of our current common stockholders.

A lack of any limitation on our debt could result in our becoming more highly leveraged. Our governing documents do not limit the amount of indebtedness we may incur. Accordingly, our board of directors may incur additional debt and would do so, for example, if it were necessary to maintain our status as a REIT. We might become more highly leveraged as a result, and our financial condition and cash available for distribution to stockholders might be negatively affected and the risk of default on our indebtedness could increase.

Covenants in our credit agreements could limit our flexibility and adversely affect our financial condition. The terms of our various credit agreements and other indebtedness require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios and maintaining insurance coverage. These covenants may limit our flexibility in our operations, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we had satisfied our payment obligations. If we are unable to refinance our indebtedness at maturity or meet our payment obligations, the amount of our distributable cash flow and our financial condition would be adversely affected.

Amendment of Business Policies

The Company may amend our business policies without your approval. The Board of Directors determines the growth, investment, financing, capitalization, borrowing, REIT status, operating and distribution policies. Although the Board of Directors has no present intention to amend or revise any of these policies, these policies may be amended or revised without notice to shareholders. Accordingly, shareholders may not have control over changes in Company policies. Management cannot assure shareholders that changes in our policies will serve fully the interests of all shareholders.

Other Risks

The market value of our Common Stock could decrease based on the Company's performance and market perception and conditions. The market value of the Company's Common Stock may be based primarily upon the market's perception of the Company's growth potential and current and future cash dividends, and may be secondarily based upon the real estate market value of the Company's underlying assets. The market price of the Company's Common Stock is influenced by the dividend on the Company's Common Stock relative to market interest rates. Rising interest rates may lead potential buyers of the Company's Common Stock to expect a higher dividend rate, which would adversely affect the market price of our Common Stock. In addition, rising interest rates would result in increased expense, thereby adversely affecting cash flow and the Company's ability to service our indebtedness and pay distributions.

There are restrictions on the transfer of the Company's Common Stock. To maintain the Company's qualification as a REIT under the Internal Revenue Code of 1986 (the Code), no more than 50% in value of the Company's outstanding capital stock may be owned, actually or by attribution, by five or fewer individuals, as defined in the Code to also include certain entities, during the last half of a taxable year. Accordingly, the Company's charter and bylaws contain provisions restricting the transfer of the Company's Common Stock.

The Company's earnings are dependent, in part, upon the performance of our investment portfolio. As permitted by the Code, management invests in and owns securities of other real estate investment trusts. To the extent that the value of those investments declines or those investments do not provide a return, the Company's earnings could be adversely affected.

To produce new rental revenue and to upgrade our communities, the Company sells homes to customers in our communities at competitive prices and finances these home sales. We allow banks and outside finance companies the first opportunity to finance these sales. There is a risk of default in financing these sales. These loans may have higher default rates than we anticipate, and demand for consumer financing may not be as great as we anticipate or may decline. Additionally, there are many regulations pertaining to our home sales and financing activities. There are significant consumer protection laws and the regulatory framework may change in a manner which may adversely affect our operating results. The regulatory environment and associated consumer finance laws create a risk of greater liability from our home sales and financing activities and could subject us to additional litigation. We are also dependent on licenses granted by state and other regulatory authorities, which may be withdrawn or which may not be renewed and which could have an adverse impact on our ability to continue with our home sales and financing activities.

The Company is subject to restrictions that may impede management's ability to effect a change in control. Certain provisions contained in the Company's charter and bylaws, and certain provisions of Maryland law may have the effect of discouraging a third party from making an acquisition proposal for us and thereby inhibit a change in control. These provisions include the following:

- Our charter provides for three classes of directors with the term of office of one class expiring each year, commonly referred to as a "staggered board." By preventing stockholders from voting on the election of more than one class of directors at any annual meeting of stockholders, this provision may have the effect of keeping the current members of our board of directors in control for a longer period of time than stockholders may desire.

- Our charter generally limits any holder from acquiring more than 9.8% (in value or in number, whichever is more restrictive) of our outstanding equity stock (defined as all of our classes of capital stock, except our excess stock). While this provision is intended to assure our ability to remain a qualified REIT for Federal income tax purposes, the ownership limit may also limit the opportunity for stockholders to receive a premium for their shares of common stock that might otherwise exist if an investor were attempting to assemble a block of shares in excess of 9.8% of the outstanding shares of equity stock or otherwise effect a change in control.

- The request of the holders of a majority or more of our common stock is necessary for stockholders to call a special meeting. We also require advance notice by common stockholders for the nomination of directors or proposals of business to be considered at a meeting of stockholders.

- Our Board of Directors may authorize and issue securities without stockholder approval. Under our Charter, the board has the power to classify and reclassify any of our unissued shares of capital stock into shares of capital stock with such preferences, rights, powers and restrictions as the board of directors may determine. The authorization and issuance of a new class of capital stock could have the effect of delaying or preventing someone from taking control of us, even if a change in control were in our stockholders' best interests.

Maryland business statutes may limit the ability of a third party to acquire control of us. Maryland law provides protection for Maryland corporations against unsolicited takeovers by limiting, among other things, the duties of the directors in unsolicited takeover situations. The duties of directors of Maryland corporations do not require them to (a) accept, recommend or respond to any proposal by a person seeking to acquire control of the corporation, (b) authorize the corporation to redeem any rights under, or modify or render inapplicable, any stockholders rights plan, (c) make a determination under the Maryland Business Combination Act or the Maryland Control Share Acquisition Act, or (d) act or fail to act solely because of the effect of the act or failure to act may have on an acquisition or potential acquisition of control of the corporation or the amount or type of consideration that may be offered or paid to the stockholders in an acquisition. Moreover, under Maryland law the act of a director of a Maryland corporation relating to or affecting an acquisition or potential acquisition of control is not subject to any higher duty or greater scrutiny than is applied to any other act of a director. Maryland law also contains a statutory presumption that an act of a director of a Maryland corporation satisfies the applicable standards of conduct for directors under Maryland law.

The Maryland Business Combination Act provides that unless exempted, a Maryland corporation may not engage in business combinations, including mergers, dispositions of 10 percent or more of its assets, certain issuances of shares of stock and other specified transactions, with an "interested stockholder" or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder became an interested stockholder, and thereafter unless specified criteria are met. An interested stockholder is generally a person owning or controlling, directly or indirectly, 10 percent or more of the voting power of the outstanding stock of the Maryland corporation. In our Articles of Incorporation, we have expressly elected that the Maryland Business Combination Act not govern or apply to any transaction with Monmouth Real Estate Investment Corporation., a Maryland corporation, or Monmouth Capital Corporation, a New Jersey corporation.

The Company may fail to qualify as a REIT. If the Company fails to qualify as a REIT, the Company will not be allowed to deduct distributions to shareholders in computing our taxable income and will be subject to Federal income tax, including any applicable alternative minimum tax, at regular corporate rates. In addition, the Company might be barred from qualification as a REIT for the four years following disqualification. The additional tax incurred at regular corporate rates would reduce significantly the cash flow available for distribution to shareholders and for debt service.

Furthermore, the Company would no longer be required to make any distributions to the Company's shareholders as a condition to REIT qualification. Any distributions to stockholders would be taxable as ordinary income to the extent of our current and accumulated earnings and profits, although such dividend distributions would be subject to a top federal tax rate of 15% through 2010. Corporate distributees, however, may be eligible for the dividends received deduction on the distributions, subject to limitations under the Code.

To qualify as a REIT, and to continue to qualify as a REIT, the Company must comply with certain highly technical and complex requirements. The Company cannot be certain it has complied, and will always be able to comply, with these requirements because there are few judicial and administrative interpretation of these provisions. In addition, facts and circumstances that may be beyond the Company's control may affect the Company's ability to continue to qualify as a REIT. The Company cannot assure you that new legislation, regulations, administrative interpretations or court decisions will not change the tax laws significantly with respect to the Company's qualification as a REIT or with respect to the Federal income tax consequences of qualification. The Company believes that it has qualified as a REIT since it adopted REIT status in 1992 and intends to continue to qualify as a REIT. However, the Company cannot assure you that the Company is qualified or will remain qualified.

There is a risk of changes in the tax law applicable to REITs. Because the Internal Revenue Service, the United States Treasury Department and Congress frequently review federal income tax legislation, we cannot predict whether, when or to what extent new federal tax laws, regulations, interpretations or rulings will be adopted. Any of such legislative action may prospectively or retroactively modify our tax treatment and, therefore, may adversely affect taxation of us and/or our investors.

The Company may be unable to comply with the strict income distribution requirements applicable to REITs. To maintain qualification as a REIT under the Code, a REIT must annually distribute to its shareholders at least 90% of its REIT taxable income, excluding the dividends paid deduction and net capital gains. This requirement limits our ability to accumulate capital. We may not have sufficient cash or other liquid assets to meet the distribution requirements. Difficulties in meeting the distribution requirements might arise due to competing demands for our funds or to timing differences between tax reporting and cash receipts and disbursements, because income may have to be reported before cash is received, because expenses may have to be paid before a deduction is allowed or because deductions may be disallowed or limited, or the Internal Revenue Service may make a determination that adjusts reported income. In those situations, we might be required to borrow funds or sell properties on adverse terms in order to meet the distribution requirements and interest and penalties could apply which could adversely affect our financial condition. If we fail to make a required distribution, we would cease to be taxed as a REIT.

Notwithstanding the Company's status as a REIT, the Company is subject to various Federal, state and local taxes on our income and property. For example, the Company will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains, provided, however, that properly designated undistributed capital gains will effectively avoid taxation at the stockholder level. The Company may also have to pay some state income or franchise taxes because not all states treat REITs in the same manner as they are treated for Federal income tax purposes.

Item 1B – Unresolved Staff Comments

None

Item 2 – Properties

UMH Properties, Inc. is engaged in the ownership and operation of manufactured home communities located in New Jersey, New York, Ohio, Pennsylvania and Tennessee. The Company owns twenty-eight manufactured home communities containing approximately 6,700 sites. The following is a brief description of the properties owned by the Company. There is a long-term trend toward larger manufactured homes. Manufactured home communities designed for older manufactured homes must be modified to accommodate modern wider and longer manufactured homes. These changes may decrease the number of homes that may be accommodated in a manufactured home community. The rents collectible from the land ultimately depend on the value of the home and land. Therefore, fewer but more expensive homes can actually produce the same or greater rents. For this reason, the number of sites operated by the Company is subject to change, and the number of sites listed is always an approximate number.

Name of Community	Number of Sites	Occupancy at December 31, 2006	Monthly Rent Per Site at December 31, 2006
Allentown 4912 Raleigh-Millington Road Memphis, TN 38128	397	375	$316
Brookview Village Route 9N Greenfield Center, NY 12833	133	104	$370
Cedarcrest 1976 North East Avenue Vineland, NJ 08360	283	281	$439

Name of Community	Number of Sites	Occupancy at December 31, 2006	Monthly Rent Per Site at December 31, 2006
Cranberry Village 201 North Court Cranberry Township, PA 16066	200	159	$407
Cross Keys Village Old Sixth Avenue Road, RD #1 Duncansville, PA 16635	133	105	$278
D & R Village Route 146, RD 13 Clifton Park, NY 12065	240	230	$391
Fairview Manor 2110 Mays Landing Road Millville, NJ 08332	317	317	$442
Forest Park Village 724 Slate Avenue Cranberry Township, PA 16066	252	185	$366
Heather Highlands 109 S. Main Street Pittston, PA 18640	404	265	$265
Highland Estates 60 Old Route 22 Kutztown, PA 19530	330	292	$438
Kinnebrook 201 Route 17B Monticello, NY 12701	207	178	$407
Lake Sherman Village 7227 Beth Avenue, SW Navarre, OH 44662	239	154	$324
Laurel Woods 1943 St. Joseph Street Cresson, PA 16630	218	158	$245
Memphis Mobile City 3894 N. Thomas Street Memphis, TN 38127	156	147	$281
Oxford Village 2 Dolinger Drive West Grove, PA 19390	224	224	$456

Name of Community	Number of Sites	Occupancy at December 31, 2006	Monthly Rent Per Site at December 31, 2006
Pine Ridge Village/Pine Manor 147 Amy Drive Carlisle, PA 17013	167	134	$374
Pine Valley Estates 700 Pine Valley Estates Apollo, PA 15613	217	144	$275
Port Royal Village 400 Patterson Lane Belle Vernon, PA 15012	425	291	$297
River Valley Estates 2066 Victory Road Marion, OH 43302	235	204	$262
Sandy Valley Estates 801 First, Route #2 Magnolia, OH 44643	364	280	$315
Somerset Estates/Whispering Pines 1873 Husband Rd Somerset, PA 15501	183	177	$205
Southwind Village 435 E. Veterans Highway Jackson, NJ 08527	250	250	$313
Spreading Oaks Village 7140-29 Selby Road Athens, OH 45701	151	131	$237
Waterfalls Village 3450 Howard Road Hamburg, NY 14075	202	166	$400
Weatherly Estates 271 Weatherly Drive Lebanon, TN 37087	270	167	$330
Woodland Manor 338 County Route 11, Lot 165 West Monroe, NY 13167	149	74	$274
Woodlawn Village Route 35 Eatontown, NJ 07724	157	151	$552
Wood Valley 1493 N. Whetstone River Road Caledonia, OH 43314	161	125	$265

The Company actively seeks to have older homes removed from the community and replaced by newer modern homes. During 2006, the Company placed approximately 280 newer homes into our communities. However, approximately 380 homes left the communities for various reasons, including demolished as obsolete. Occupancy declined from 85% at December 31, 2005 to 82% at December 31, 2006. The ability of manufactured home communities to be renewed and upgraded is believed to be a positive factor.

Residents generally rent sites on a month-to-month basis. Some residents have one-year leases. Southwind Village and Woodlawn Village (both in New Jersey) are the only communities subject to local rent control laws.

In connection with the operation of its communities, the Company operates approximately 500 rental units. These are homes owned by the Company and rented to residents. The Company engages in the rental of manufactured homes primarily in areas where the communities have existing vacancies. The rental homes produce income on both the home and for the site which might otherwise be non-income producing. The Company sells the older rental homes when the opportunity arises.

The Company has approximately 1,000 sites in various stages of engineering/construction. Due to the difficulties involved in the approval and construction process, it is difficult to predict the number of sites which will be completed in a given year.

Significant Properties

The Company operates approximately $112,000,000 (at original cost) in manufactured home properties. These consist of 28 separate manufactured home communities and related equipment and improvements. No one community constitutes more than 10% of the total assets of the Company. Port Royal Village with 425 sites, Heather Highlands with 404 sites, Allentown with 397 sites, Sandy Valley Estates with 364 sites, Highland Estates with 330 sites, Fairview Manor with 317 sites, and Cedarcrest with 283 sites, are the larger properties. Heather Highlands historically has an average of 65% to 70% occupancy. This property continues to produce positive cash flow.

Mortgages on Properties

The Company has mortgages on various properties. The maturity dates of these mortgages range from the year 2007 to 2019. Interest varies from fixed rates of 4.625% to 7.36% and variable rates of prime plus 1/2% to LIBOR plus 1.55% to 1.75%. The aggregate balances of these mortgages total $46,817,633 at December 31, 2006. (For additional information, see Part IV, Item 15(a) (1) (vi), Note 5 of the Notes to Consolidated Financial Statements – Loans and Mortgages Payable).

Item 3 – Legal Proceedings

Legal proceedings are incorporated herein by reference and filed as Part IV, Item 15(a)(1)(vi), Note 12 of the Notes to Consolidated Financial Statements – Contingencies and Legal Matters.

Item 4 – Submission of Matters To a Vote of Security Holders

No matters were submitted during the fourth quarter of 2006 to a vote of security holders through the solicitation of proxies or otherwise.

PART II

Item 5 – Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's shares are traded on the American Stock Exchange (symbol UMH). The per share range of high and low quotes for the Company's stock and distributions paid to shareholders for each quarter of the last two years are as follows:

	2006			2005		
	HIGH	LOW	Distribution	HIGH	LOW	Distribution
First Quarter	$16.00	$14.88	$ .245	$16.70	$14.78	$ .2425
Second Quarter	15.31	14.55	.245	16.10	14.65	.2450
Third Quarter	15.75	15.00	.245	16.50	14.80	.2450
Fourth Quarter	16.20	15.03	.250	15.99	15.00	.2450
			$.985			$.9775

On March 1, 2007, the closing price of the Company's stock was $14.82.

As of December 31, 2006, there were approximately 840 shareholders of the Company's common stock based on the number of record owners.

For the years ended December 31, 2006 and 2005, total distributions paid by the Company amounted to $9,957,831 or $.985 per share ($.6843 taxed as ordinary income, $.1097 taxed as a long-term capital gain and $.1910 as a return of capital), and $9,287,149 or $.9775 per share ($.6961 taxed as ordinary income, $.1500 taxed as a long-term capital gain and $.1314 as a return of capital), respectively.

It is the Company's intention to continue distributing quarterly dividends. On January 11, 2007, the Company declared a cash dividend of $.25 per share to be paid on March 15, 2007 to shareholders of record February 15, 2007. Future dividend policy will depend on the Company's earnings, capital requirements, REIT requirements, financial condition, availability and cost of bank financing and other factors considered relevant by the Board of Directors.

Securities Authorized for Issuance Under Equity Compensation Plans

The Company has a Stock Option Plan (the 2003 Plan) authorizing the grant to officers and key employees of options to purchase up to 1,500,000 shares of common stock. This Plan replaced the Company's 1994 Stock Option Plan which, pursuant to its terms, terminated December 31, 2003. See Note 6 in the Notes to the Consolidated Financial Statements for a description of the plans.

The following table summarizes information, as of December 31, 2006, relating to equity compensation plans of the Company (including individual compensation arrangements) pursuant to which equity securities of the Company are authorized for issuance.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance (c)
Equity Compensation Plans Approved by Security Holders	348,000	$15.09	1,197,000
Equity Compensation Plans not Approved by Security Holders	N/A	N/A	N/A
Total	348,000	$15.09	1,197,000

Comparative Stock Performance

The line graph compares the total return of the Company's common stock for the last five years to the NAREIT Composite (previously ALL REIT) Total Return Index published by the National Association of Real Estate Investment Trust (NAREIT) and to the S&P 500 Index for the same period. The total return reflects stock price appreciation and dividend reinvestment for all three comparative indices. The information herein has been obtained from sources believed to be reliable, but neither its accuracy nor its completeness is guaranteed.



350
300
250
200
150
100
50
0
DOLLARS
100
119
158
156
168
174
100
105
146
190
206
276
100
78
100
111
117
135
2001
2002
2003
2004
2005
2006
YEAR ENDED DECEMBER 31,
UMH PROPERTIES, INC.
NAREIT COMPOSITE
S & P 500

Item 6 – Selected Financial Data

The following table sets forth selected financial and other information for the Company as of and for each of the years in the five year period ended December 31, 2006. This table should be read in conjunction with all of the financial statements and notes thereto included elsewhere herein.

	December 31,				
	2006	2005	2004	2003	2002
Operating Data:					
Total Revenues	$42,644,610	$39,339,573	$34,357,882	$33,790,503	$29,423,893
Total Expenses	36,962,736	32,392,720	26,176,771	25,328,860	24,107,136
Gain on Sales of Investment Property and Equipment	158,403	43,489	20,638	55,888	664,546
Net Income	5,840,277	6,990,342	8,201,749	8,517,531	5,981,303
Net Income Per Share -					
Basic	.58	.74	.95	1.08	.79
Diluted	.58	.74	.95	1.07	.78
Cash Flow Data:					
Net Cash Provided (Used) by:					
Operating Activities	$4,161,938	$3,034,698	$5,115,754	$4,420,150	$6,747,943
Investing Activities	(2,591,532)	(13,415,488)	(2,398,003)	326,610	(7,076,423)
Financing Activities	(4,120,735)	6,161,334	2,812,190	(3,840,868)	1,099,628
Balance Sheet Data:					
Total Assets	$115,740,444	$114,782,535	$103,164,988	$94,310,212	$89,026,506
Mortgages Payable	46,817,633	48,706,241	50,501,243	44,222,675	43,321,884
Shareholders' Equity	57,640,419	54,839,324	48,804,743	38,575,404	28,821,572
Other Information:					
Average Number of Shares Outstanding	10,093,546	9,473,155	8,598,686	7,858,888	7,600,266
Funds from Operations (1)	$9,097,444	$10,300,749	$11,355,784	$11,370,712	$8,788,197
Cash Dividends Per Share	.985	.9775	.9450	.9050	.8650

(1) Funds from Operations (FFO) is defined as net income excluding gains (or losses) from sales of depreciable assets, plus depreciation. FFO should be considered as a supplemental measure of operating performance used by real estate investment trust (REITs). FFO excludes historical cost depreciation as an expense and may facilitate the comparison of REITs which have different cost bases. The items excluded from FFO are significant components in understanding and assessing the Company's financial performance. FFO (1) does not represent cash flow from operations as defined by generally accepted accounting principles; (2) should not be considered as an alternative to net income as a measure of operating performance or to cash flows from operating, investing and financing activities; and (3) is not an alternative to cash flow as a measure of liquidity. FFO, as calculated by the Company, may not be comparable to similarly entitled measures reported by other REITs.

The Company's FFO is calculated as follows:

	2006	2005	2004	2003	2002
Net Income	$5,840,277	$6,990,342	$8,201,749	$8,517,531	$5,981,303
Gain on Sales of Depreciable Assets	(158,403)	(43,489)	(20,638)	(55,888)	(3,546)
Depreciation Expense	3,415,570	3,353,896	3,174,673	2,909,069	2,810,440
FFO (1)	$9,097,444	$10,300,749	$11,355,784	$11,370,712	$8,788,197

(1) Includes gain on sale of land of $661,000 in 2002.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The following discussion and analysis of the consolidated financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and notes thereto elsewhere herein.

The Company is a real estate investment trust (REIT). The Company's primary business is the ownership and operation of manufactured home communities – leasing manufactured home spaces on a month-to-month basis to private manufactured home owners. The Company also leases homes to residents and, through, its taxable REIT subsidiary, UMH Sales and Finance, Inc. (S&F), sells and finances homes to residents and prospective residents of our communities. The Company owns twenty-eight communities containing approximately 6,700 sites. These communities are located in New Jersey, New York, Ohio, Pennsylvania and Tennessee. The Company also invests in debt and equity securities of other REITs.

During 2006, the Company acquired (at auction) Weatherly Estates I, a 270-space manufactured home community in Lebanon, Tennessee. In many of our communities, the Company has vacant land. The Company continues to expand these communities and hopes to develop new manufactured home communities on these properties.

The Company also holds a portfolio of securities of other REITs with a balance of $17,908,595 at December 31, 2006. The Company invests in REIT securities on margin from time to time when the Company can achieve an adequate yield spread and when suitable acquisitions of real property cannot be found. At December 31, 2006, the Company's portfolio consisted of 36% preferred stocks, 30% common stocks and 34% debentures. The Company's weighted-average yield on the securities portfolio was approximately 7.8% at December 31, 2006. The REIT securities portfolio provides the Company with liquidity and additional income until suitable acquisitions of real property are found.

The Company's revenue primarily consists of rental and related income from the operation of its manufactured home communities. Revenues also include sales of manufactured homes, interest and dividend income and gain on securities available for sale transactions, net. Rental and related income increased approximately 4% for the year ended December 31, 2006 as compared to the year ended December 31, 2005 primarily due to the expansion of existing communities in 2005, the acquisition of a new community during 2006 and rental increases to residents. Net income for the year ended December 31, 2006 decreased approximately 16% or $1,150,065 due primarily to a decrease in the gain on securities available for sales transactions of $965,987 and an increase in interest expense of $1,072,955 for the year ended December 31, 2006 as compared to the year ended December 31, 2005. Community operations have remained relatively stable. Management is continuing to seek communities for acquisition, but the current acquisition environment is very competitive.

See PART I, Item 1- Business for a more complete discussion of the economic and industry-wide factors relevant to the Company, the Company's lines of business and principal products and services, and the opportunities, challenges and risks on which the Company is focused.

Significant Accounting Policies and Estimates

The discussion and analysis of the Company's financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with U. S. generally accepted accounting principles. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the Company's consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Significant accounting policies are defined as those that involve significant judgment and potentially could result in materially different results under different assumptions and conditions. Management believes the following critical accounting policies are affected by our more significant judgments and estimates used in the preparation of the Company's consolidated financial statements. For a detailed description of these and other accounting policies, see Note 2 in the notes to the Company's consolidated financial statements included in this Form 10-K.

Real Estate Investments

The Company applies Financial Accounting Standards Board Statement No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets", (Statement 144) to measure impairment in real estate investments. Rental properties are individually evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future cash flows (on an undiscounted basis without interest) from a rental property is less than its historical net cost basis. These expected future cash flows consider factors such as future operating income, trends and prospects as well as the effects of leasing demand, competition and other factors. Upon determination that a permanent impairment has occurred, rental properties are reduced to their fair value. For properties to be disposed of, an impairment loss is recognized when the fair value of the property, less the estimated cost to sell, is less than the carrying amount of the property measured at the time there is a commitment to sell the property and/or it is actively being marketed for sale. A property to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Subsequent to the date that a property is held for disposition, depreciation expense is not recorded.

Securities Available for Sale

Investments in non-real estate assets consist primarily of marketable securities. Management individually reviews and evaluates our marketable securities for impairment on an annual basis or when events or circumstances occur. Management considers, among other things, credit aspects of the issuer, amount of decline in fair value over cost and length of time in a continuous loss position. If a decline in fair value is determined to be other than temporary, an impairment charge is recognized in earnings and the cost basis of the individual security shall be written down to fair value as the new cost basis.

The Company's securities consist primarily of debt securities and common and preferred stock of other REITs. These securities are all publicly-traded and purchased on the open market or through dividend reinvestment plans. These securities are classified among three categories: Held-to-maturity, trading and available-for-sale. As of December 31, 2006 and 2005, the Company's securities are all classified as available-for-sale and are carried at fair value based upon quoted market prices. Gains or losses on the sale of securities are based on identifiable cost and are accounted for on a trade date basis. Unrealized holding gains and losses are excluded from earnings and reported as a separate component of Shareholders' Equity until realized.

Other

Estimates are used when accounting for the allowance for doubtful accounts for our rents and loans receivable, potentially excess and obsolete inventory and contingent liabilities, among others. These estimates are susceptible to change and actual results could differ from these estimates. The effects of changes in these estimates are recognized in the period they are determined.

Results of Operations

2006 vs. 2005

Rental and related income increased from $22,280,917 for the year ended December 31, 2005 to $23,186,485 for the year ended December 31, 2006, or 4%, primarily due to the expansion of existing communities in 2005, the acquisition of a new community during 2006 and rental increases to residents. During 2006, the Company was able to obtain an average rent increase of approximately 4%.

Occupancy as well as the ability to increase rental rates directly affect revenues. The Company's occupancy rate has decreased from 85% in 2005 to 82% in 2006. Some of this decline was due to the purchase of Weatherly Estates, which was 59% occupied. Some of the Company's vacancies are also the result of expansions in progress. The Company continues to evaluate further expansion at selected communities in order to increase the number of available sites, obtain efficiencies and enhance shareholder value. The Company has faced many challenges in filling vacant homesites. Despite selling approximately 280 newer homes into our communities, we had a net decrease in occupancy of approximately 100 units. These homes left the communities for various reasons, including demolished as obsolete. Relatively low interest rates have continued to make site-built housing more accessible. Attractive apartment rental deals continue to hinder occupancy advances.

Sales of manufactured homes increased from $12,436,980 for the year ended December 31, 2005 to $15,799,748 for the year ended December 31, 2006, or 27%. Cost of sales of manufactured homes increased from $9,963,689 for the year ended December 31, 2005 to $12,433,851 for the year ended December 31, 2006, or 25%. Selling expenses increased from $1,894,274 for the year ended December 31, 2005 to $2,258,746 for the year ended December 31, 2006, or 19%. These increases were due to the increase in sales. Income from the sales operations (defined as sales of manufactured homes less cost of sales of manufactured homes less selling expenses) increased from $579,017 for the year ended December 31, 2005 to $1,107,151 for the year ended December 31, 2006, or 91%. The Company has been experiencing an increase in sales primarily due to the expansion of a number of our communities. These sales have also commanded a higher gross profit percent. The gross profit percent increased from 19.9% for the year ended December 31, 2005 to 21.3% for the year ended December 31, 2006. The Company believes that sales of new homes produces new rental revenue and is an investment in the upgrading of the communities.

Interest and dividend income decreased from $3,224,679 for the year ended December 31, 2005 to $3,156,255 for the year ended December 31, 2006, or 2%. This was primarily as a result of a decrease in dividend income due primarily to a lower average balance of securities available for sale during 2006 as a result of sales during 2005 and 2006. This was partially offset by an increase in interest income due to a higher balance of notes receivable.

Gains on securities transactions, net consists of the following:

	2006	2005	2004
Gross realized gains	$ 1,029,759	$ 1,187,658	$ 2,709,010
Gross realized losses	(74,048)	-0-	(8,601)
Net gain (loss) on closed futures contracts	(29,443)	95,801	(243,360)
Unrealized (loss) gain on open futures contracts	163,828	(50,625)	8,438
Impairment loss	(823,249)	-0-	-0-
Total Gain on Securities Transactions, net	$ 266,847	$ 1,232,834	$ 2,465,487

Gains on securities transactions, net decreased from $1,232,834 for the year ended December 31, 2005 to $266,847 for the year ended December 31, 2006, or 78%. This was due primarily to the $823,249 write-down to the carrying value of securities available for sale which were considered other than temporarily impaired. Partially offsetting this decrease was a net gain on the futures contracts of $134,385 for 2006 as compared to $45,176 for 2005.

Community operating expenses increased from $11,773,859 for the year ended December 31, 2005 to $12,274,363 for the year ended December 31, 2006, or 4%. This was primarily as a result of the acquisitions of a new community in 2006 and an increase in real estate taxes.

General and administrative expenses increased from $2,943,797 for the year ended December 31, 2005 to $3,068,275 for the year ended December 31, 2006, or 4%. This was primarily as a result of an increase in payroll. The Company is continuing to expand our operations. Total assets have increased from approximately $89,000,000 as of December 31, 2002 to approximately $116,000,000 as of December 31, 2006.

Interest expense increased from $2,200,765 for the year ended December 31, 2005 to $3,273,720 for the year ended December 31, 2006, or 49%. This was primarily as a result of the change in the fair market value of our interest rate swaps. This change decreased interest expense by approximately $774,000 in 2005, but increased interest expense by approximately $68,000 in 2006, a swing of $842,000. Additionally, there was an increase in the average balance of our loans payable. The average balance of our loans payable amounted to approximately $7,900,000 and $4,200,000 in 2006 and 2005, respectively. Interest capitalized on construction in progress amounted to $225,800 and $167,400 for 2006 and 2005, respectively.

Depreciation expense increased from $3,353,896 for the year ended December 31, 2005 to $3,415,570 for the year ended December 31, 2006, or 2%, primarily as a result of the acquisition of the new community in 2006 and expansions placed in service in 2005 and 2006.

Amortization of financing costs remained relatively stable for the year ended December 31, 2006 as compared to the year ended December 31, 2005.

Gain on sale of investment property and equipment increased from $43,489 for the year ended December 31, 2005 to $158,403 for the year ended December 31, 2006, or 264%. This was primarily as a result of the sale of older rental units to existing residents.

2005 vs. 2004

Rental and related income increased from $21,646,325 for the year ended December 31, 2004 to $22,280,917 for the year ended December 31, 2005 primarily due to rental increases to residents. During 2005, the Company was able to obtain an average rent increase of approximately 3%.

Occupancy as well as the ability to increase rental rates directly affect revenues. The Company's occupancy rate has remained relatively stable at between 85% and 86%. The Company has faced many challenges in filling vacant homesites. Relatively low interest rates have continued to make site-built housing more accessible. Attractive apartment rental deals continue to hinder occupancy advances. Some of the Company's vacancies are the result of expansions in progress. Approximately 200 new home sites were created in 2005. The Company is also evaluating further expansion at selected communities in order to increase the number of available sites.

Sales of manufactured homes increased from $7,286,610 for the year ended December 31, 2004 to $12,436,980 for the year ended December 31, 2005. Cost of sales of manufactured homes increased from $5,693,028 for the year ended December 31, 2004 to 9,963,689 for the year ended December 31, 2005. Selling expenses increased from $1,149,862 for the year ended December 31, 2004 to $1,894,274 for the year ended December 31, 2005. These increases were due to the increase in sales. Income from the sales operations (defined as sales of manufactured homes less cost of sales of manufactured homes less selling expenses) increased from $443,720 for the year ended December 31, 2004 to $579,017 for the year ended December 31, 2005. The Company has been experiencing an increase in sales volume primarily due to the expansion of a number of our communities. The Company believes that sales of new homes produces new rental revenue and is an investment in the upgrading of the communities.

Interest and dividend income increased from $2,842,523 in 2004 to $3,224,679 in 2005. This was primarily as a result of an increase in interest income due to a higher balance of notes receivable. This was partially offset by a decrease in dividend income due primarily to a lower average balance of securities available for sale during 2005 as a result of sales during 2004 and 2005.

Gains on securities transactions, net decreased from $2,465,487 in 2004 to $1,232,834 in 2005. The Company sold more securities available for sale in 2004 as compared to 2005 due primarily to the unrealized gains existing in the portfolio in the fourth quarter of 2003 and the first three quarters of 2004. Partially offsetting this decrease was a net gain on the futures contracts of $45,176 for 2005 as compared to a net loss of $234,922 for 2004.

Community operating expenses increased from $10,984,908 for the year ended December 31, 2004 to $11,773,859 for the year ended December 31, 2005 primarily as a result of acquisitions of the new communities in 2004 and increased personnel and insurance costs due to expansions.

General and administrative expenses increased from $2,513,692 in 2004 to $2,943,797 in 2005 primarily as a result of an increase in franchise taxes and payroll and professional fees. The Company has expanded over 40% over the past five years.

Interest expense decreased from $2,529,752 in 2004 to $2,200,765 in 2005 primarily as a result of an increase of $773,894 in the fair market value of the Company's interest rate swaps. Interest capitalized on construction in progress amounted to $167,400 and $210,000 for 2005 and 2004, respectively.

Depreciation expense increased from $3,174,673 in 2004 to $3,353,896 in 2005 primarily as a result of the acquisitions of the new communities in 2004 and expansions placed in service in 2005.

Amortization of financing costs increased from $130,856 in 2004 to $262,440 in 2005 primarily as a result of a full year's amortization on the new mortgages payable and lines of credit obtained in 2004.

Off-Balance Sheet Arrangements and Contractual Obligations

The Company has not executed any off-balance sheet arrangements.

The following is a summary of the Company's contractual obligations as of December 31, 2006:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mortgages Payable	$46,817,633	$6,747,520	$26,225,383	$5,475,864	$8,368,866
Operating Lease Obligations	600,000	180,000	360,000	60,000	-0-
Retirement Benefits	867,050	65,000	130,000	100,000	572,050
Total	$48,284,683	$6,992,520	$26,715,383	$5,635,864	$8,940,916

Mortgages payable represents the principal amounts outstanding based on scheduled payments. The interest rates on these mortgages vary from fixed rates ranging from 4.625% to 7.36% and variable rates of prime plus ½% to LIBOR plus 1.55% to 1.75%. The above table does not include the Company's obligation under short-term borrowings including its lines of credit and margin loan as described in Note 5 of the Notes to Consolidated Financial Statements.

Operating lease obligations represent a lease, with a related party, for the Company's corporate offices. The original lease is for a five-year term with monthly lease payments of $12,000. During 2005, the Company renewed this lease for an additional five-year term with monthly lease payments of $15,000. The Company is also responsible for its proportionate share of real estate taxes and common area maintenance. Approximately 50% of the monthly lease payment plus its proportionate share of real estate taxes and common area maintenance is reimbursed by other related entities utilizing the leased space (See Note 8 of the Notes to Consolidated Financial Statements).

Retirement benefits represent the total future amount to be paid, on an undiscounted basis, relating to two executive officers. These benefits are based upon specific employment agreements with these two executives. The agreements do not require the Company to separately fund the obligation and therefore will be paid from the general assets of the Company. The Company has accrued these benefits on a present value basis over the terms of the agreements (See Note 8 of the Notes to Consolidated Financial Statements).

Liquidity and Capital Resources

The Company operates as a real estate investment trust deriving its income primarily from real estate rental operations. At December 31, 2006, the Company's shareholders' equity increased to $57,640,419 as compared to $54,839,324 at December 31, 2005, principally due to proceeds from the dividend reinvestment and stock purchase plan (DRIP) partially offset by dividends and decreases in unrealized gains on securities available for sale.

The Company's ability to generate cash adequate to meet its needs is dependent primarily on income from its real estate investments and securities portfolio, the sale of real estate investments and securities, refinancing of mortgage debt, leveraging of real estate investments, availability of bank borrowings, proceeds from the DRIP, and access to the capital markets.

Purchases of new properties, purchases of manufactured home inventory, investment in debt and equity securities of other REITS, financing of manufactured home sales, payments of expenses related to real estate operations, capital improvements and expansion programs, debt service, management and professional fees, and dividend requirements place demands on the Company's liquidity.

The Company intends to operate its existing properties from the cash flows generated by the properties. However, the Company's expenses are affected by various factors, including inflation. Increases in operating expenses raise the breakeven point for a property and, to the extent that they cannot be passed on through higher rents, reduce the amount of available cash flow which can adversely affect the market value of the property.

Management does not see an indication that material factors are present that may negatively impact cash flows. The Company is not aware of adverse trends, demands, commitments, events or uncertainties that are reasonably likely to have an impact on the Company's liquidity. At December 31, 2006, the Company owns securities available for sale of $17,908,595, subject to margin loans of $3,259,796. At December 31, 2006, the Company owns twenty-eight communities of which 13 are unencumbered. The Company also has unused lines of credit totaling $15,000,000. These marketable securities, non-mortgaged properties and lines of credit provide the Company with additional liquidity. The Company has been raising capital through its DRIP. The Company believes that funds generated from operations and the DRIP, the funds available on the line of credit, together with the ability to finance and refinance its properties and sell marketable securities will provide sufficient funds to adequately meet its obligations over the next several years.

Net cash provided by operating activities amounted to $4,161,938, $3,034,698 and $5,115,754 for the years ended December 31, 2006, 2005 and 2004, respectively. Cash flow was primarily used for capital improvements, payment of dividends, purchases of securities available for sale, purchase of inventory of manufactured homes, loans to customers for the sales of manufactured homes, purchases of manufactured home communities and expansion of existing communities. The Company meets maturing mortgage obligations by using a combination of cash flow and refinancing. The dividend payments were primarily made from cash flow from operations. The increase in 2006 as compared to 2005 was primarily due to a smaller increase in inventory. The decrease in 2005 as compared to 2004 was primarily due to an increase in financing manufactured home sales.

Net cash used by investing activities amounted to $2,591,532, $13,415,488, and $2,398,003 for the years ended December 31, 2006, 2005 and 2004, respectively. Net cash (used) provided by financing activities amounted to ($4,120,735), $6,161,334 and $2,812,190 for the years ended December 31, 2006, 2005 and 2004, respectively. In addition to normal operating expenses, the Company requires cash for additional investments in manufactured home communities, capital improvements and expansion programs, purchase of manufactured homes for rent, purchases of securities, scheduled mortgage amortization and dividend distributions.

During 2006, the Company purchased a manufactured home community in Lebanon, Tennessee for a total purchase price of approximately $5,200,000.

The Company invests in debt and equity securities of other REITs for liquidity and additional income. The Company from time to time may purchase these securities on margin when there is an adequate yield spread. At December 31, 2006, $3,259,796 was outstanding on the margin loan. During 2006, the Company's securities portfolio decreased by approximately $8,700,000 primarily due to sales of approximately $10,100,000 and a decrease in the unrealized gain of approximately $500,000, partially offset by purchases of approximately $1,900,000. During 2006 and 2005, the Company recognized a portion of the substantial unrealized gains in the security portfolio.

The Company owns approximately 500 rental units. Once these homes reach 10 years old, the Company generally sells them. The Company estimates that in 2007 it will purchase approximately 50 manufactured homes to replace these homes for a total cost of approximately $1,250,000. Management believes that these manufactured homes will each generate approximately $300 per month in rental income in addition to lot rent.

Capital improvements include amounts needed to meet environmental and regulatory requirements in connection with the manufactured home communities that provide water or sewer service. Excluding expansions and rental home purchases, the Company is budgeting approximately $1,000,000 in capital improvements for 2007.

The Company's only significant commitments and contractual obligations relate to its mortgages payable, retirement benefits and the lease on its corporate offices as described in Note 8 to the Consolidated Financial Statements.

The Company has a Dividend Reinvestment and Stock Purchase Plan (Plan), which provides for the reinvestment of dividends and for monthly optional cash payments of not less than $500 per payment nor more than $1,000 unless a request for waiver has been accepted by the Company. During 2006, amounts received, including dividends reinvested of $1,783,177, amounted to $6,912,430. During 2006, the Company paid $9,957,831, including dividends reinvested. The success of the Plan resulted in a substantial improvement in the Company's liquidity and capital resources in 2006.

During the year ended December 31, 2006, six employees exercised their stock options and purchased 38,000 shares for a total of $407,613. During the year ended December 31, 2005, seven employees exercised their stock options and purchased 138,000 shares for a total of $1,266,913.

The Company has undeveloped land which it could develop over the next several years. The Company is also exploring the utilization of vacant land for town houses. The Company continues to analyze the highest and best use of its vacant land, and uses it accordingly.

Recent Accounting Pronouncements

In July 2006, FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109*" ("FIN 48"), was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "*Accounting for Income Taxes*". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new standard also provides guidance on various income tax accounting issues, including derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006 and are to be applied to all tax positions upon initial adoption. Only tax positions that meet the "more-likely-than-not" recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48 is to be reported as an adjustment to the opening balance of retained earnings for the year of adoption. The Company is currently assessing what impact, if any, the adoption of FIN 48 on January 1, 2007 will have on our financial position and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "*Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*, which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment" ("SAB 108"). SAB 108 is effective for fiscal years ending after November 15, 2006, although early application is encouraged, but not required. The Company has adopted SAB 108 for our fiscal year ended December 31, 2006. The adoption of SAB 108 did not have a material effect on our financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. This Statement applies to other accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after December 15, 2007. The Company plans to adopt SFAS 157 beginning January 1, 2008. The Company is currently assessing what impact, if any, the adoption of SFAS 157 will have on our financial position and results of operations.

Safe Harbor Statement

This Form 10-K contains various "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, and the Company intends that such forward-looking statements be subject to the safe harbors created thereby. The words "may", "will", "expect", "believe", "anticipate", "should", "estimate", and similar expressions identify forward-looking statements. These forward-looking statements reflect the Company's current views with respect to future events and finance performance, but are based upon current assumptions regarding the Company's operations, future results and prospects, and are subject to many uncertainties and factors relating to the Company's operations and business environment which may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements.

Such factors include, but are not limited to, the following: changes in the general economic climate; increased competition in the geographic areas in which the Company owns and operates manufactured housing communities; changes in government laws and regulations affecting manufactured housing communities; the ability of the Company to continue to identify, negotiate and acquire manufactured housing communities and/or vacant land which may be developed into manufactured housing communities on terms favorable to the Company; the ability to maintain rental rates and occupancy levels; competitive market forces; changes in market rates of interest; the ability of manufactured home buyers to obtain financing; the level of repossessions by manufactured home lenders; and those risks and uncertainties referenced under the heading "Risk Factors" contained in this Form 10-K and the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained in this Form 10-K speak only as of the date hereof and the Company expressly disclaims any obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

Item 7A – Quantitative and Qualitative Disclosures About Market Risk

The Company's principal market risk exposure is interest rate risk. The Company mitigates this risk by maintaining prudent amounts of leverage, minimizing capital costs and interest expense while continuously evaluating all available debt and equity resources and following established risk management policies and procedures, which include the periodic use of derivatives. The Company's primary strategy in entering into derivative contracts is to minimize the variability that changes in interest rates could have on its future cash flows. The Company generally employs derivative instruments that effectively convert a portion of its variable rate debt to fixed rate debt. The Company does not enter into derivative instruments for speculative purposes.

The following table sets forth information as of December 31, 2006, concerning the Company's long-term debt obligations, including principal cash flow by scheduled maturity, weighted average interest rates and estimated fair value.

	Fixed Rate Carrying Value	Average Fixed Interest Rate	Variable Rate Carrying Value	Total Long-Term Debt
2007	$ -0-	-0-	$5,023,257	$5,023,257
2008	4,770,152	4.625%	5,075,382	9,845,534
2009	3,009,865	4.750%	13,875,761	16,885,626
2010	-0-	-0-	-0-	-0-
2011	5,240,029	6.360%	-0-	5,240,029
Thereafter	6,849,667	6.826%	2,973,520	9,823,187
Total	$19,869,713		$26,947,920	$46,817,633
Estimated Fair Value	$20,000,738		$26,947,920	$46,948,658

The Company's variable rate long-term debt consists of six mortgage loans with interest rates ranging from prime plus ½% to LIBOR plus 1.55% to 1.75%. To minimize the variability that changes in interest rates could have on its future cash flows, the Company has entered into five separate interest rate swap agreements. The interest rate swap agreements have the effect of fixing interest rates relative to specific mortgage loans totaling approximately $24,000,000. The effective fixed interest rates on these loans range from 5.17% to 6.39%.

The Company's remaining variable rate debt totals $3,000,000 as of December 31, 2006 which bears interest at prime plus ½%. If prime increased or decreased by 1%, the

Company believes its interest expense would have increased or decreased by approximately $30,000, based on the balance of long-term debt outstanding at December 31, 2006.

The Company also has approximately $8,100,000 in variable rate debt due on demand. This debt primarily consists of $3,300,000 margin loans secured by marketable securities, a $3,100,000 inventory financing loan and $1,700,000 outstanding on our line of credit. The interest rates on these loans range from 7% to 11.25% at December 31, 2006. The carrying value of the Company's variable rate debt approximates fair value at December 31, 2006.

The Company invests in both debt and equity securities of other REITs and is primarily exposed to equity price risk from adverse changes in market rates and conditions. All securities are classified as available for sale and are carried at fair value. To reduce exposure of the debt securities portfolio to market rate fluctuations, the Company invests in futures contracts of ten-year treasury notes. These contracts are marked to market with changes in market recognized in income.

Item 8 – Financial Statements and Supplementary Data

The financial statements and supplementary data listed in Part IV, Item 15(a)(1) are incorporated herein by reference and filed as part of this report.

The following is the Unaudited Selected Quarterly Financial Data:

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
THREE MONTHS ENDED

2006	March 31	June 30	September 30	December 31
Total Revenues	$9,512,201	$10,343,852	$9,894,006	$12,894,551
Total Expenses	7,388,513	9,168,697	9,658,698	10,746,828
Net Income (1)	2,140,525	1,217,949	276,075	2,205,728
Net Income per Share –				
Basic	.22	.12	.03	.22
Diluted	.22	.12	.03	.22

2005	March 31	June 30	September 30	December 31
Total Revenues	$8,543,418	$9,316,642	$11,247,848	$10,231,665
Total Expenses	6,079,613	8,480,354	9,024,409	8,808,344
Net Income (1)	2,456,249	828,326	2,259,635	1,446,132
Net Income per Share –				
Basic	.27	.09	.24	.15
Diluted	.27	.09	.24	.15

(1) Fluctuations are primarily due to changes in the fair value of interest rate swaps and Gain on Securities Transactions, net.

Item 9 – Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On July 1, 2005, the Company dismissed KPMG LLP as the Company's independent registered public accounting firm. The decision to change accountants was approved by the Audit Committee of the Board of Directors of the Company.

The audit reports of KPMG LLP on the consolidated financial statements of the Company and subsidiaries as of and for the year ended December 31, 2004 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that KPMG's report on the Company's consolidated financial statements for the year ended December 31, 2004 included a separate paragraph which stated the following: "As discussed in Note 1, the Company has restated its 2003 and 2002 consolidated financial statements." The audit reports of KPMG LLP on management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that KPMG LLP's report indicates that the Company did not maintain effective internal control over financial reporting as of December 31, 2004 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph which identified the following material weakness: "The Company's policies and procedures associated with the selection and application of accounting policies for purposes of preparing its annual and interim financial statements were not adequate. Specifically, as of December 31, 2004, and due to the aforementioned deficiencies in the Company's policies and procedures, the Company's accounting for certain derivative financial instruments, to hedge the variability of cash flows of floating interest rate debt, was found to be inconsistent with U.S. generally accepted accounting principles."

After December 31, 2004, the Company has implemented controls designed to reduce the risk of such an error in the future through implementation of a comprehensive review of each new interest rate swap for proper accounting treatment by the Company's Chief Financial Officer. The Company's management and Audit Committee have discussed this issue with KPMG LLP.

In connection with the audit of the fiscal year ended December 31, 2004 and the subsequent interim period through July 1, 2005, there were no (1) disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events, except that KPMG LLP advised the Company of the material weaknesses described in paragraph two above.

The Company provided KPMG LLP with a copy of the disclosure contained in Form 8-K filed on July 7, 2005 and requested that KPMG furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. KPMG LLP's letter, dated July 7, 2005, was filed as Exhibit 16.1 to the Form 8-K.

Effective as of July 1, 2005, the Company engaged the Reznick Group, P.C. as the Company's new independent registered public accounting firm to audit the Company's consolidated financial statements. The decision to engage the Reznick Group, P.C. was approved by the Audit Committee of the Board of Directors as of such date.

Item 9A – Controls and Procedures

Disclosure Controls and Procedures

The Company maintains controls and procedures designed to ensure that it is able to collect the information that is required to be disclosed in the reports it files with the SEC, and to process, summarize and disclose this information within the time period specified by the rules of the SEC. The Company's Chief Executive Officer and the Chief Financial Officer are responsible for establishing, maintaining and enhancing these controls and procedures. Based on their evaluation of the Company's disclosure controls and procedures as of December 31, 2006, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

(a) Management's Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance regarding the reliability of financial statement preparation and presentation.

Management assessed the Company's internal control over financial reporting as of December 31, 2006. This assessment was based on criteria for effective internal control over financial reporting established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2006.

Reznick Group, P.C., the Company's independent registered public accounting firm, has issued their report on their audit of management's assessment of the Company's internal control over financial reporting, a copy of which is included herein.

(b) Attestation Report of the Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of UMH Properties, Inc.

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, that UMH Properties, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). UMH Properties, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that UMH Properties, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, UMH Properties, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—*

Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows of UMH Properties, Inc., and our report dated March 12, 2007 expressed an unqualified opinion.

/s/ Reznick Group, P.C.

Baltimore, Maryland

March 12, 2007

(c) Changes in Internal Control Over Financial Reporting

There have been no changes to internal control over financial reporting during the Company's fourth fiscal quarter.

Item 9B – Other Information

None.

PART III

Item 10 – Directors, Executive Officers and Corporate Governance

The following are the Directors and Executive Officers of the Company as of December 31, 2006.

Name	Age	Present Position with the Company; Business Experience During Past Five Years; Other Directorships	Director Since
Anna T. Chew	48	Vice President and Chief Financial Officer (1995 to present), Controller (1991 to 1995) and Director. Certified Public Accountant; Vice President (2001 to present) and Director (1994 to present) of Monmouth Capital Corporation, an affiliate of the Company; Controller (1991 to 2003) and Director (1993 to 2004) of Monmouth Real Estate Investment Corporation, an affiliate of the Company.	1995
Eugene W. Landy	73	Chairman of the Board (1995 to present), President (1969 to 1995) and Director. Attorney at Law; Chairman of the Board (2001 to present), President and Director (1961 to present) of Monmouth Capital Corporation, an affiliate of the Company; President and Director (1968 to present) of Monmouth Real Estate Investment Corporation, an affiliate of the Company. Eugene W. Landy is the father of Samuel A. Landy and Michael P. Landy.	1969
Samuel A. Landy	46	President (1995 to present), Vice President (1991-1995) and Director. Attorney at Law; Director (1994 to 2004) of Monmouth Capital Corporation, an affiliate of the Company; Director (1989 to present) of Monmouth Real Estate Investment Corporation, an affiliate of the Company. Samuel A. Landy is the son of Eugene W. Landy.	1992
Michael P. Landy	44	Vice President - Investments. Executive Vice President (2001 to present) of Monmouth Capital Corporation, an affiliate of the Company; Vice President – Investments (2001 to present) of Monmouth Real Estate Investment Corporation, an affiliate of the Company; President (1998 to 2001) of Siam Records, LLC. Michael P. Landy is the son of Eugene W. Landy.	N/A

Name	Age	Present Position with the Company; Business Experience During Past Five Years; Other Directorships	Director Since
James E. Mitchell	66	Independent Director. Attorney at Law; General Partner, Mitchell Partners, L.P. (1979 to present); President, Mitchell Capital Management, Inc. (1987 to present).	2001
Richard H. Molke	80	Independent Director. General Partner of Molke Family Limited Partnership (1994 to present).	1986
Eugene Rothenberg	74	Independent Director. Retired physician; Director (2001 to present) of Monmouth Capital Corporation, an affiliate of the Company.	1977
Robert G. Sampson	80	Independent Director. Director (1963 to present) of Monmouth Capital Corporation, an affiliate of the Company; Director (1968 to 2001) of Monmouth Real Estate Investment Corporation, an affiliate of the Company; General Partner (1983 to present) of Sampco, Ltd., an investment group.	1969

Family Relationships

There are no family relationships between any of the Directors or executive officers, except that Samuel A. Landy and Michael P. Landy are the sons of Eugene W. Landy, the Chairman of the Board and a Director of the Company.

Audit Committee

The Company has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act (15 U.S.C. 78c(a)(58)(A)). The members of the audit committee are James E. Mitchell (Chairman), Richard H. Molke, and Eugene Rothenberg. The Company's Board of Directors has determined that James E. Mitchell is a financial expert and is independent.

Delinquent Filers

There have been no delinquent filers pursuant to Item 405 of regulation S-K, to the best of management's knowledge.

Code of Ethics

The Company has adopted the Code of Business Conduct and Ethics (the Code of Ethics). The Code of Ethics can be found at the Company's website at www.umh.com. In addition it was filed with the Securities Exchange Commission on March 11, 2004 with the Company's December 31, 2003 Form 10-K.

Item 11 – Executive Compensation

Compensation Discussion and Analysis

Overview of Compensation Program

The Compensation Committee (for purposes of this analysis, the "Committee") of the Board has been appointed to discharge the Board's responsibilities relating to the compensation of the Company's executive officers. The Committee has the overall responsibility for approving and evaluating the executive officer compensation plans, policies and programs of the Company. The Committee's primary objectives include serving as an independent and objective party to review such compensation plans, policies and programs.

Throughout this report, the individuals who served as the Company's chief executive officer and chief financial officer during fiscal 2006, as well as the other individuals included in the Summary Compensation Table presented below in Item 11 of this report, are sometimes referred to in this report as the "named executive officers."

Compensation Philosophy and Objectives

The Compensation Committee believes that a well-designed compensation program should align the goals of the shareholders with the goals of the chief executive officer, and that a significant part of the executive's compensation, over the long term, should be dependent upon the value created for shareholders. In addition, all executives should be held accountable through their compensation for the performance of the Company, and compensation levels should also reflect the executive's individual performance in an effort to encourage increased individual contributions to the Company's performance. The compensation philosophy, as reflected in the Company's employment agreements with its executives, is designed to motivate executives to focus on operating results and create long-term shareholder value by:

- establishing a plan that attracts, retains and motivates executives through compensation that is competitive with a peer group of other publicly-traded real estate investment trusts, or REITs;

- linking a portion of executives' compensation to the achievement of the Company's business plan by using measurements of the Company's operating results and shareholder return; and

- building a pay-for-performance system that encourages and rewards successful initiatives within a team environment.

The Compensation Committee believes that each of the above factors is important when determining compensation levels. The Committee reviews and approves the employment contracts for the Chairman of the Board and the President, including performance goals and objectives. The Committee annually evaluates performance of these executive officers in light of those goals and objectives. The Committee considers the Company's performance, relative shareholder return, the total compensation provided to comparable officers at similarly-situated companies, and compensation given to executive officers in prior years. To that end, the Committee believes executive compensation packages provided by the Company to its executive officers should include both base salaries and annual bonus awards that reward corporate and individual performance, as well as give incentives to those executives who meet or exceed established goals.

Role of Executive Officers in Compensation Decisions

The Committee makes all final compensation decisions for the Company's executive officers. The president annually reviews the performance of the chief financial officer and then presents his conclusions and recommendations to the Committee with respect to base salary adjustments and annual cash bonus and stock option awards. The Committee exercises its own discretion in modifying any recommended adjustments or awards, but does consider the recommendations from the president.

Role of Grants of Stock Options in Compensation Analysis

The Committee views the grant of stock options as a form of long-term compensation. The Committee believes that the grant of these options promotes the Company's goal of retaining key employees, and aligns the key employee's interests with those of the Company's shareholders from a long-term perspective.

Role of Employment Agreements in Determining Executive Compensation

Each of the Company's currently employed executive officers is a party to an employment agreement. These agreements provide for base salaries, bonuses and customary fringe benefits.

Base Salaries

Base salaries are paid for ongoing performance throughout the year. In order to compete for and retain talented executives who are critical to the Company's long-term success, the Committee has determined that the base salaries of executive officers should approximate those of executives of other equity REITs that compete with the Company for employees, investors and business, while also taking into account the executive officers' performance and tenure and the Company's performance relative to its peer companies within the REIT sector.

Bonuses

In addition to the provisions for base salaries under the terms of our employment agreements, the president and the chief financial officer are entitled to receive annual cash bonuses for each calendar year during the term of the agreement, based on the achievement of certain performance goals set by the Committee.

In addition to its determination of the executive's individual performance levels for 2006, the Committee also compared the executive's total compensation for 2006 to that of similarly-situated personnel in the REIT industry.

Stock Options

The employment agreements also provide that certain executives are eligible for grants of stock options.

Perquisites and Other Personal Benefits

The Company's employment agreements provide the executive officers with perquisites and other personal benefits that the Company and the Committee believe are reasonable and consistent with its overall compensation program to better enable the Company to attract and retain superior employees for key positions. The Committee periodically reviews the levels of perquisites and other personal benefits provided to the executive officers.

The executive officers are provided the following benefits under the terms of their employment agreements: an allotted number of paid vacation weeks; eligibility for the executive and his spouse and dependents in all Company sponsored employee benefits plans, including 401(k) plan, group health, accident, and life insurance, on such terms no less favorable than applicable to any other executive; use of an automobile; and, supplemental long-term disability insurance, at the Company's cost, as agreed to by the Company and the executive. Attributed costs of the personal benefits described above for the named executive officers for the fiscal year ended December 31, 2006, are included in "All Other Compensation" of the Summary Compensation Table provided below under Item 11 of this report.

In addition, the executives' employment agreements each contain provisions relating to payments upon change in control events and severance upon termination for events other than without cause or good reason (as defined under the terms of the employment agreements). These change in control and severance terms are designed to promote stability and continuity of senior management. Information regarding these provisions is included in "Employment Contracts" provided below in Item 11 of this report.

Evaluation

Mr. Eugene Landy is under an employment agreement with the Company. His base compensation under his amended contract was increased in 2004 to $175,000 per year. (The Summary Compensation Table for Mr. Eugene Landy shows a salary of $175,000 and $36,300 in director's fees, legal fees and fringe benefits).

The Committee also reviewed the progress made by Mr. Samuel A. Landy, President, including funds from operations. Mr. Samuel Landy is under an employment agreement with the Company. His base compensation under this contract is $346,418 for 2006. Mr. Samuel Landy also received bonuses totaling $63,513. These bonuses were primarily based upon his meeting certain performance goals as outlined in his employment agreement.

Ms. Chew is under an employment agreement with the Company. Her base compensation under this contract is $225,133 for 2006. Ms. Chew also received bonuses totaling $23,659. These bonuses were based on performance, recommended by the president and approved by the Committee.

Compensation Committee Report

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this report.

Compensation Committee:
James E. Mitchell
Richard H. Molke
Eugene Rothenberg
Robert G. Sampson

SUMMARY COMPENSATION TABLE

The following Summary Compensation Table shows compensation paid by the Company for services rendered during 2006, 2005 and 2004 to the Chairman of the Board, President and Vice President. There were no other executive officers whose aggregate cash compensation exceeded $100,000:

Name and Principal Position	Year	Salary	Bonus	Option Awards (5)	All Other Compen-sation	Total
Eugene W. Landy	2006	$175,000	$ -0-	$ -0-	$36,300 (2)	$211,300
Chairman of the	2005	175,000	-0-	-0-	36,931 (2)	211,931
Board	2004	175,000	-0-	-0-	19,430 (1)	194,430
Samuel A. Landy	2006	346,418	63,513	69,318	25,600 (3)	504,849
President	2005	329,922	60,689	69,208	24,465 (3)	484,284
	2004	314,212	37,035	30,750	23,965 (3)	405,962
Anna T. Chew (4)	2006	225,133	23,659	15,000	25,969 (3)	289,761
Vice President	2005	214,412	20,247	12,600	25,470 (3)	272,729
	2004	194,920	17,497	12,900	24,268 (3)	249,585

(1) Represents Director's fees of $16,000 and fringe benefits.

(2) Represents Director's fees of $16,000, legal fees and fringe benefits.

(3) Represents Director's fees of $16,000, fringe benefits and discretionary contributions by the Company to the Company's 401(k) Plan allocated to an account of the named executive officer.

(4) Approximately 25% of her compensation is billed to Monmouth Real Estate Investment Corporation and Monmouth Capital Corporation, related companies.

(5) These values were established using the Black-Scholes stock option valuation model. The following weighted-average assumptions were used in the model for 2006, 2005 and 2004, respectively: expected volatility of 18.50%, 19.04% and 19.00%; risk-free interest rate of 4.63%, 4.01% and 3.89%; dividend yield of 6.33%, 6.35% and 6.06%; and expected life of the options of eight years. The actual value of the options will depend upon the performance of the Company during the period of time the options are outstanding and the price of the Company's common stock on the date of exercise.

(6) Michael P. Landy, the Company's Vice President – Investments, is paid by Monmouth Capital Corporation, a related company. Approximately $58,000 of his compensation cost is charged to the Company by Monmouth Capital Corporation.

GRANTS OF PLAN-BASED AWARDS

On August 14, 2003, the shareholders approved and ratified the Company's 2003 Stock Option Plan (the 2003 Plan) authorizing the grant to officers and key employees of options to purchase up to 1,500,000 shares of common stock. All options are exercisable one year from the date of grant. The option price shall not be below the fair market value at date of grant. If options granted under the 2003 Plan expire or terminate for any reason without having been exercised in full, the Shares subject to, but not delivered under, such options shall become available for additional option grants under the 2003 Plan. This Plan replaced the Company's 1994 Stock Option Plan which, pursuant to its terms, terminated December 31, 2003. The outstanding options granted under this plan remain outstanding until exercised, forfeited or expired.

The following table sets forth, for the executive officers named in the Summary Compensation Table, information regarding individual grants of stock options made during the year ended December 31, 2006:

Name	Grant Date	Number of Shares Underlying Options	Exercise Price of Option Award
Samuel A. Landy	01/09/06	44,200	$15.62
Samuel A. Landy	01/09/06	5,800	17.21
Anna T. Chew	07/21/06	10,000	15.15

(1) These options expires 8 years from grant date.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth for the executive officers named in the Summary Compensation Table, information regarding stock options outstanding at December 31, 2006:

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options UnExercisable	Option Exercise Price	Option Expiration Date
Samuel A. Landy	25,000		12.95	01/04/10
Samuel A. Landy	25,000		16.92	08/18/11
Samuel A. Landy	25,000		18.62	01/16/12
Samuel A. Landy	6,400		17.19	02/01/13
Samuel A. Landy	43,600		15.62	02/01/13
Samuel A. Landy		5,800	17.21	01/09/14
Samuel A. Landy		44,200	15.62	01/09/14
Anna T. Chew	10,000		15.00	08/25/11
Anna T. Chew	10,000		13.05	07/06/12
Anna T. Chew	10,000		15.05	07/18/13
Anna T. Chew		10,000	15.15	07/21/14

OPTION EXERCISES

The following table sets forth for the executive officers named in the Summary Compensation Table, information regarding stock options exercised during the year ended December 31, 2006:

Name	Number of Shares Acquired on Exercise	Value Realized on Exercise
Samuel A. Landy	25,000	$139,688
Anna T. Chew	4,000	$8,920

Employment Contracts

The Company has an Employment Agreement with Mr. Eugene W. Landy, Chairman of the Board. Under this agreement, Mr. Landy received an annual base compensation of $150,000 (as amended) plus bonuses and customary fringe benefits, including health insurance, participation in the Company's 401(k) Plan, stock options, five weeks' vacation and use of an automobile. Additionally, there may be bonuses voted by the Board of Directors. The Employment Agreement is terminable by either party at any time subject to certain notice requirements. On severance of employment by the Company, Mr. Landy will receive severance of $450,000, payable $150,000 on severance and $150,000 on the first and second anniversaries of severance. In the event of disability, Mr. Landy's compensation will continue for a period of three years, payable monthly. On retirement, Mr. Landy will receive a pension of $50,000 a year for ten years, payable in monthly installments. In the event of death, Mr. Landy's designated beneficiary will receive $450,000, $100,000 thirty days after death and the balance one year after death. The Employment Agreement automatically renews each year for successive one-year periods. Effective January 1, 2004, this agreement was amended to increase Mr. Landy's annual base compensation to $175,000. Additionally, Mr. Landy's pension benefit of $50,000 per year has been extended for an additional three years.

Effective January 1, 2005, the Company and Samuel A. Landy entered into a three-year Employment Agreement under which Mr. Samuel Landy receives an annual base salary of $329,922 for 2005, $346,418 for 2006 and $363,739 for 2007 plus bonuses and customary fringe benefits. Bonuses are at the discretion of the Board of Directors and are based on certain guidelines. Mr. Samuel Landy will also receive four weeks vacation, use of an automobile, and stock options for 50,000 shares in each year of the contract. On severance by the Company, Mr. Samuel Landy is entitled to one year's salary. In the event of disability, Mr. Samuel Landy will receive lost wages from a disability insurance policy. In the event a merger of the Company, sale or change of control, Mr. Landy shall have the right to extend and renew this Employment Agreement so that the expiration date will be three years from the date of merger, sale or change of control.

Effective January 1, 2006, the Company and Anna T. Chew entered into a three-year Employment Agreement. Ms. Chew will receive an annual base salary of $225,133 for 2006, plus bonuses and customary fringe benefits. Each year Ms. Chew will receive a 5% increase in her base salary. Ms. Chew will also receive four weeks vacation, use of an automobile, and stock options for 10,000 shares in each year of the contract. On severance by the Company, Ms. Chew is entitled to an additional one year's salary. In the event of disability, Ms. Chew will receive lost wages from a disability insurance policy. In the event of a merger of the Corporation, sale or change of control, Ms. Chew shall have the right to extend and renew this Employment Agreement so that the expiration date will be three years from the date of merger, sale or change of control.

Other Information

Except as provided in the specific agreements described above, the Company has no pension or other post-retirement plans in effect for Officers, Directors or employees. The Company's employees may elect to participate in the Company's 401(k) Plan.

DIRECTOR COMPENSATION

The Directors receive a fee of $1,500 for each Board meeting attended, and an additional fixed annual fee of $10,000, payable $2,500 quarterly. Directors appointed to house committees receive $150 for each meeting attended. Those specific committees are Compensation Committee, Audit Committee, Nominating Committee and Stock Option Committee.

The following table sets forth a summary of director compensation for the fiscal year ended December 31, 2006:

	Fees Earned or Paid in Cash			
Director	Annual Board Cash Retainer	Meeting Fees	Committee Fees	Total
Ernest Bencivenga - emeritus	$10,000	$6,000	$-0-	$16,000
Anna T. Chew	10,000	6,000	-0-	16,000
Charles Kaempffer - emeritus	10,000	6,000	600	16,600
Eugene W. Landy	10,000	6,000	-0-	16,000
Samuel A. Landy	10,000	6,000	-0-	16,000
James E. Mitchell	10,000	6,000	1,050	17,050
Richard H. Molke	10,000	6,000	1,050	17,050
Eugene Rothenberg	10,000	6,000	1,050	17,050
Robert G. Sampson	10,000	3,000	150	13,150
Total	$90,000	$51,000	$3,900	$144,900

(1) Mr. Mitchell, Mr. Molke and Mr. Rothenberg are members of the audit committee and the nominating committee. The Board has determined that Mr. Mitchell is considered an "audit committee financial expert" within the meaning of the rules of the SEC and is "financially sophisticated" within the meaning of the listing requirements of the American Stock Exchange.

(2) Mr. Mitchell, Mr. Molke, Mr. Rothenberg and Mr. Sampson are members of the compensation committee.

(3) Emeritus directors are retired directors who are not entitled to vote on board resolutions; however they receive directors' fees for participation in the board meetings.

Item 12 – Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table lists information with respect to the beneficial ownership of the Company's Shares as of December 31, 2006 by:

- each person known by the Company to beneficially own more than five percent of the Company's outstanding Shares;
- the Company's directors;
- the Company's executive officers; and
- all of the Company's executive officers and directors as a group.

Unless otherwise indicated, the person or persons named below have sole voting and investment power and that person's address is c/o UMH Properties, Inc., Juniper Business Plaza, 3499 Route 9 North, Suite 3-C, Freehold, New Jersey 07728. In determining the number and percentage of Shares beneficially owned by each person, Shares that may be acquired by that person under options exercisable within 60 days of December 31, 2006 are deemed beneficially owned by that person and are deemed outstanding for purposes of determining the total number of outstanding Shares for that person and are not deemed outstanding for that purpose for all other shareholders.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percentage of Shares Outstanding (2)
Anna T. Chew	133,977(3)	1.29%
Eugene W. Landy	1,025,948(4)	9.94%
Samuel A. Landy	461,807(5)	4.40%
Michael P. Landy	159,581(6)	1.55%
James E. Mitchell	170,677(7)	1.65%
Richard H. Molke	109,656(8)	1.06%
Eugene D. Rothenberg	82,386(9)	*
Robert G. Sampson	130,589(10)	1.27%
Directors and Officers as a Group	2,274,621	21.61%

* Less than 1%

---

(1) Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the Company believes that the persons named in the table have sole voting and investment power with respect to all Shares listed.

(2) Based on the number of Shares outstanding on December 31, 2006 which was 10,318,940 Shares.

(3) Includes (a) 103,977 shares owned jointly with Ms. Chew's husband, (b) 7,600 shares held in Ms. Chew's 401(k) Plan, and (c) 30,000 shares issuable upon exercise of stock options. Excludes 10,000 shares issuable upon exercise of a stock option, which stock option is not exercisable until July 21, 2007.

(4) Includes (a) 101,883 shares owned by Mr. Landy's wife, (b) 172,608 shares held by Landy Investments, Ltd. for which Mr. Landy has power to vote, (c) 73,213 shares held in the Landy & Landy Profit Sharing Plan of which Mr. Landy is a Trustee with power to vote, (d) 57,561 shares held in the Landy & Landy Pension Plan of which Mr. Landy is a Trustee with power to vote, (e) 50,000 shares held in the Eugene W. Landy Charitable Lead Annuity Trust, a charitable trust for which Mr. Landy has power to vote, and (f) 65,000 shares held in the Eugene W. Landy and Gloria Landy Family Foundation, a charitable trust for which Mr. Landy has power to vote.

(5) Includes (a) 29,878 shares owned jointly with Mr. Landy's wife, (b) 34,477 shares in custodial accounts for Mr. Landy's minor children under the NJ Uniform Transfers to Minors Act in which he disclaims any beneficial interest but has power to vote, (c) 6,221 shares in the Samuel Landy Limited Partnership, (d) 12,544 shares held in Mr. Landy's 401(k) Plan, and (e) 175,000 shares issuable upon exercise of stock options.

(6) Includes (a) 6,272 shares owned by Mr. Landy's wife, (b) and 27,055 shares in custodial accounts for Mr. Landy's minor children under the NJ Uniform Transfers to Minors Act in which he disclaims any beneficial interest but has power to vote.

(7) Includes 135,709 shares held by Mitchell Partners in which Mr. Mitchell has a beneficial interest.

(8) Includes 50,563 shares owned by Mr. Molke's wife.

(9) Includes 56,878 shares held by Rothenberg Investments, Ltd. in which Dr. Rothenberg has a beneficial interest.

(10) Includes 48,492 shares held by Sampco Ltd. in which Mr. Sampson has a beneficial interest.

Item 13 – Certain Relationships and Related Transactions, and Director Independence

Certain relationships and related party transactions are incorporated herein by reference to Part IV, Item 15(a)(1)(vi), Note 8 of the Notes to Consolidated Financial Statements – Related Party Transactions.

See identification of independent directors under Item 10 and committee members under Item 11.

Item 14 – Principal Accounting Fees and Services

KPMG LLP (KPMG) served as the Company's independent registered public accountants for the first quarter of fiscal 2005. The following are the fees billed by KPMG in connection with services rendered:

	2006	2005
Audit Fees	$-0-	$14,500
Audit Related Fees	17,500	-0-
Tax Fees	-0-	-0-
All Other Fees	-0-	-0-
Total Fees	$17,500	$14,500

Reznick Group (Reznick) served as the Company's independent registered public accountants for the years ended December 31, 2006 and 2005. The following are fees billed by and accrued to Reznick in connection with services rendered:

	2006	**2005**
Audit Fees	$116,000	$108,200
Audit Related Fees	-0-	-0-
Tax Fees	44,000	41,800
All Other Fees	-0-	-0-
Total Fees	$160,000	$150,000

Audit fees include professional services rendered for the audit of the Company's annual financial statements and reviews of financial statements included in the Company's quarterly reports on Form 10-Q. Audit fees also include services that are normally provided by the Company's independent registered public accounting firm in connection with statutory and regulatory filings, such as consents and assistance with and review of documents filed with the Securities and Exchange Commission.

Tax fees include professional services rendered for the preparation of the Company's federal and state corporate tax returns and supporting schedules as may be required by the Internal Revenue Service and applicable state taxing authorities. Tax fees also include other work directly affecting or supporting the payment of taxes, including planning and research of various tax issues.

Audit Committee Pre-Approval Policy

The Audit Committee has adopted a policy for the pre-approval of audit and permitted non-audit services provided by the Company's principal independent registered public accounting firm. The policy requires that all services provided by our principal independent registered public accounting firm to the Company, including audit services, audit-related services, tax services and other services, must be pre-approved by the Committee. The pre-approval requirements do not prohibit day-to-day normal tax consulting services, which matters will not exceed $10,000 in the aggregate.

The Audit Committee has determined that the provision of the non-audit services described above is compatible with maintaining Reznick's independence.

PART IV

Item 15 – Exhibits, Financial Statement Schedules

(a) (1) The following Financial Statements are filed as part of this report.

All other schedules are omitted for the reason that they are not required, are not applicable, or the required information is set forth in the consolidated financial statements or notes thereto.

(a) (3) The Exhibits set forth in the following index of Exhibits are filed as part of this Report.

Exhibit No.	Description
(2)	Agreement and Plan of Merger dated as of June 23, 2003. (incorporated by reference from the Company's Definitive Proxy Statement as filed with the Securities and Exchange Commission on July 10, 2003, Registration No. 001-12690).
(3)	Articles of Incorporation and By-Laws:
	(3.1) Articles of Incorporation of UMH Properties, Inc., a Maryland corporation (incorporated by reference from the Company's Definitive Proxy Statement as filed with the Securities and Exchange Commission on July 10, 2003, Registration No. 001-12690).
	(3.2) Bylaws of UMH Properties, Inc. (incorporated by reference from the Company's Definitive Proxy Statement as filed with the Securities and Exchange Commission on July 10, 2003, Registration No. 001-12690).
(10)	Material Contracts:
	(10.1) 2003 Stock Option Plan (incorporated by reference from the Company's Definitive Proxy Statement as filed with the Securities and Exchange Commission on July 10, 2003, Registration No. 001-12690).
	(10.2) 401(k) Plan Document and Adoption Agreement effective April 1, 1992 (incorporated by reference from the Company's 1992 Form 10-K as filed with the Securities and Exchange Commission on March 9, 1993).
	(10.3) Employment contract with Mr. Eugene W. Landy dated December 14, 1993 (incorporated by reference from the Company's 1993 Form 10-K as filed with the Securities and Exchange Commission on March 28, 1994).
	(10.4) Amendment to employment contract with Mr. Eugene W. Landy effective January 1, 2004 (incorporated by reference from the Company's 2004 Form 10-K/A as filed with the Securities and Exchange Commission on March 30, 2005, Registration No. 001-12690).
	(10.5) Employment contract with Mr. Ernest V. Bencivenga dated November 9, 1993 (incorporated by reference from the Company's 1993 Form 10-K as filed with the Securities and Exchange Commission on March 28, 1994).
	(10.6) Employment contract with Mr. Samuel A. Landy effective January 1, 2005 (incorporated by reference from the Company's 2005 Form 10-K as filed with the Securities and Exchange Commission on March 9, 2006, Registration No. 001-12690).

Exhibit No.	Description
	(10.7) Employment contract with Ms. Anna T. Chew effective January 1, 2006.
(14)	Code of Business Conduct and Ethics (incorporated by reference from the Company's 2003 Form 10-K as filed with the Securities and Exchange Commission on March 11, 2004, Registration No. 001-12690).
(21)	Subsidiaries of the Registrant: The Company operates through nine wholly-owned multiple Subsidiaries carrying on the same line of business. The parent company of these subsidiaries is the Registrant. The line of business is the operation of manufactured home communities.
(23.1)	Consent of KPMG LLP.
(23.2)	Consent of Reznick Group.
(31.1)	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(31.2)	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(32)	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
(99)	Audit Committee Charter (incorporated by reference from the Company's 2005 Form 10-K as filed with the Securities and Exchange Commission on March 9, 2006, Registration No. 001-12690).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of UMH Properties, Inc.

We have audited the accompanying consolidated balance sheets of UMH Properties, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for the years ended December 31, 2006 and 2005. Our audit also included the financial statement schedule of real estate and accumulated depreciation. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of UMH Properties, Inc. as of December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for the years ended December 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of UMH Properties, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 12, 2007 expressed an unqualified opinion on management's assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

/s/ Reznick Group, P.C.

Baltimore, Maryland

March 12, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
UMH Properties, Inc.:

We have audited the consolidated statements of income, shareholders' equity and comprehensive income and cash flows of UMH Properties, Inc. and subsidiaries (formerly United Mobile Homes, Inc.) for the year ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of UMH Properties, Inc. and subsidiaries for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Short Hills, New Jersey
March 30, 2005

UMH PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

- ASSETS -	2006	2005
INVESTMENT PROPERTY AND EQUIPMENT		
Land	$ 13,300,614	$ 12,054,525
Site and Land Improvements	77,302,816	69,419,378
Buildings and Improvements	3,747,108	3,448,754
Rental Homes and Accessories	10,788,686	11,318,380
Total Investment Property	105,139,224	96,241,037
Equipment and Vehicles	7,017,268	6,331,747
Total Investment Property and Equipment	112,156,492	102,572,784
Accumulated Depreciation	(46,430,040)	(43,501,401)
Net Investment Property and Equipment	65,726,452	59,071,383
OTHER ASSETS		
Cash and Cash Equivalents	2,005,027	4,555,356
Securities Available for Sale	17,908,595	26,610,338
Inventory of Manufactured Homes	8,970,367	8,153,616
Notes and Other Receivables, net	16,836,228	13,136,356
Unamortized Financing Costs	390,792	550,036
Prepaid Expenses	688,941	607,615
Land Development Costs	3,214,042	2,097,835
Total Other Assets	50,013,992	55,711,152
TOTAL ASSETS	$115,740,444	$114,782,535
- LIABILITIES AND SHAREHOLDERS' EQUITY -		
LIABILITIES:		
MORTGAGES PAYABLE	$ 46,817,633	$ 48,706,241
OTHER LIABILITIES		
Accounts Payable	927,734	1,231,144
Loans Payable	8,103,106	7,618,478
Accrued Liabilities and Deposits	1,769,774	1,894,962
Tenant Security Deposits	481,778	492,386
Total Other Liabilities	11,282,392	11,236,970
Total Liabilities	58,100,025	59,943,211
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Common Stock - $.10 par value per share, 20,000,000 shares authorized; 10,318,940 and 9,806,939 shares issued and outstanding as of December 31, 2006 and 2005, respectively	1,031,894	980,694
Excess Stock - $.10 par value per share, 3,000,000 shares authorized; no shares issued or outstanding	-0-	-0-
Additional Paid-In Capital	56,891,428	53,609,854
Accumulated Other Comprehensive Income	384,890	916,569
Undistributed Income	(667,793)	(667,793)
Treasury Stock at Cost	-0-	-0-
Total Shareholders' Equity	57,640,419	54,839,324
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$115,740,444	$114,782,535

See Accompanying Notes to Consolidated Financial Statements

UMH PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 and 2004

	2006	2005	2004
REVENUES:			
Rental and Related Income	$ 23,186,485	$ 22,280,917	$ 21,646,325
Sales of Manufactured Homes	15,799,748	12,436,980	7,286,610
Interest and Dividend Income	3,156,255	3,224,679	2,842,523
Gain on Securities Transactions, net	266,847	1,232,834	2,465,487
Other Income	235,275	164,163	116,937
Total Revenues	42,644,610	39,339,573	34,357,882
EXPENSES:			
Community Operating Expenses	12,274,363	11,773,859	10,984,908
Cost of Sales of Manufactured Homes	12,433,851	9,963,689	5,693,028
Selling Expenses	2,258,746	1,894,274	1,149,862
General and Administrative	3,068,275	2,943,797	2,513,692
Interest Expense	3,273,720	2,200,765	2,529,752
Depreciation Expense	3,415,570	3,353,896	3,174,673
Amortization of Financing Costs	238,211	262,440	130,856
Total Expenses	36,962,736	32,392,720	26,176,771
Income Before Gain on Sales of Investment Property and Equipment	5,681,874	6,946,853	8,181,111
Gain on Sales of Investment Property and Equipment	158,403	43,489	20,638
Net Income	$ 5,840,277	$ 6,990,342	$ 8,201,749
Net Income Per Share -			
Basic	$ .58	$ .74	$ .95
Diluted	$ .58	$ .74	$ .95
Weighted Average Shares Outstanding:			
Basic	10,093,546	9,473,155	8,598,686
Diluted	10,110,567	9,504,449	8,676,485

See Accompanying Notes to Consolidated Financial Statements

UMH PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 and 2004

	Common Stock Issued		Additional Paid-In	Accumulated Other Comprehensive
	Number	Amount	Capital	Income
Balance December 31, 2003	8,557,130	$855,713	$35,389,781	$5,308,195
Common Stock Issued with the DRIP*	682,950	68,295	10,276,208	-0-
Common Stock Issued through the Exercise of Stock Options	21,000	2,100	183,625	-0-
Distributions	-0-	-0-	-0-	-0-
Stock Compensation Expense	-0-	-0-	112,502	-0-
Net Income	-0-	-0-	-0-	-0-
Unrealized Net Holding Loss on Securities Available for Sale Net of Reclassification Adjustment	-0-	-0-	-0-	(2,165,250)
Balance December 31, 2004	9,261,080	926,108	45,962,116	3,142,945
Common Stock Issued with the DRIP*	407,859	40,786	7,136,986	-0-
Common Stock Issued through the Exercise of Stock Options	138,000	13,800	1,253,113	-0-
Distributions	-0-	-0-	(844,941)	-0-
Stock Compensation Expense	-0-	-0-	102,580	-0-
Net Income	-0-	-0-	-0-	-0-
Unrealized Net Holding Loss on Securities Available for Sale Net of Reclassification Adjustment	-0-	-0-	-0-	(2,226,376)
Balance December 31, 2005	9,806,939	980,694	53,609,854	916,569
Common Stock Issued with the DRIP*	474,001	47,400	6,865,030	-0-
Common Stock Issued through the Exercise of Stock Options	38,000	3,800	403,813	-0-
Distributions	-0-	-0-	(4,117,554)	-0-
Stock Compensation Expense	-0-	-0-	130,285	-0-
Net Income	-0-	-0-	-0-	-0-
Unrealized Net Holding Loss on Securities Available for Sale Net of Reclassification Adjustment	-0-	-0-	-0-	(531,679)
Balance December 31, 2006	10,318,940	$1,031,894	$56,891,428	$384,890

**Dividend Reinvestment and Stock Purchase Plan*

See Accompanying Notes to Consolidated Financial Statements

UMH PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME, CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 and 2004

	Undistributed Income (Accumulated Deficit)	Treasury Stock	Comprehensive Income
Balance December 31, 2003	$731,637	$(3,709,922)	
Common Stock Issued with the DRIP*	-0-	1,699,423	
Common Stock Issued through the Exercise of Stock Options	-0-	-0-	
Distributions	(8,149,313)	-0-	
Stock Compensation Expense	-0-	-0-	
Net Income	8,201,749	-0-	$8,201,749
Unrealized Net Holding Loss on Securities Available for Sale Net of Reclassification Adjustment	-0-	-0-	(2,165,250)
Balance December 31, 2004	784,073	(2,010,499)	$6,036,499
Common Stock Issued with the DRIP*	-0-	2,010,499	
Common Stock Issued through the Exercise of Stock Options	-0-	-0-	
Distributions	(8,442,208)	-0-	
Stock Compensation Expense	-0-	-0-	
Net Income	6,990,342	-0-	$6,990,342
Unrealized Net Holding Loss on Securities Available for Sale Net of Reclassification Adjustment	-0-	-0-	(2,226,376)
Balance December 31, 2005	(667,793)	-0-	$4,763,966
Common Stock Issued with the DRIP*	-0-	-0-	
Common Stock Issued through the Exercise of Stock Options	-0-	-0-	
Distributions	(5,840,277)	-0-	
Stock Compensation Expense	-0-	-0-	
Net Income	5,840,277	-0-	$5,840,277
Unrealized Net Holding Loss on Securities Available for Sale Net of Reclassification Adjustment	-0-	-0-	(531,679)
Balance December 31, 2006	($667,793)	$ -0-	$5,308,598

**Dividend Reinvestment and Stock Purchase Plan.*

See Accompanying Notes to Consolidated Financial Statements

UMH PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 and 2004

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 5,840,277	$ 6,990,342	$ 8,201,749
Depreciation	3,415,570	3,353,896	3,174,673
Amortization of Financing Costs	238,211	262,440	130,856
Stock Compensation Expense	130,285	102,580	112,502
Increase in Provision for Uncollectible Notes and Other Receivables	361,085	302,274	99,341
Gain on Securities Transactions, net	(266,847)	(1,232,834)	(2,465,487)
Gain on Sales of Investment Property & Equipment	(158,403)	(43,489)	(20,638)
Changes in Operating Assets and Liabilities -			
Inventory of Manufactured Homes	(816,751)	(2,963,151)	(1,554,511)
Notes and Other Receivables	(4,060,957)	(4,332,328)	(1,867,063)
Prepaid Expenses	(81,326)	59,675	(107,696)
Accounts Payable	(303,410)	646,468	(70,972)
Accrued Liabilities and Deposits	(125,188)	(78,315)	(539,620)
Tenant Security Deposits	(10,608)	(32,860)	22,620
Net Cash Provided by Operating Activities	4,161,938	3,034,698	5,115,754
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of Manufactured Home Community	(5,218,480)	-0-	(3,535,400)
Purchase of Land	-0-	(3,661,555)	-0-
Purchase of Investment Property and Equipment	(2,535,450)	(3,530,015)	(4,112,104)
Proceeds from Sales of Investment Property and Equipment	936,633	444,011	431,843
Additions to Land Development Costs	(4,211,146)	(2,885,127)	(2,757,712)
Purchase of Securities Available for Sale	(1,901,930)	(11,309,592)	(6,039,340)
Proceeds from Sales of Securities Available for Sale	10,338,841	7,526,790	13,614,710
Net Cash Used by Investing Activities	(2,591,532)	(13,415,488)	(2,398,003)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from Mortgages	-0-	-0-	17,000,000
Net Proceeds from (Payments on) Short-Term Borrowings	4,609,372	6,842,675	(7,065,159)
Principal Payments of Mortgages and Loans	(6,013,352)	(1,795,002)	(10,721,432)
Financing Costs on Debt	(78,967)	(54,374)	(481,557)
Proceeds from Issuance of Common Stock	5,129,253	7,257,099	10,153,259
Proceeds from Exercise of Stock Options	407,613	1,266,913	185,725
Dividends Paid, net of Reinvestments	(8,174,654)	(7,355,977)	(6,258,646)
Net Cash (Used) Provided by Financing Activities	(4,120,735)	6,161,334	2,812,190
NET (DECREASE) INCREASE IN CASH	(2,550,329)	(4,219,456)	5,529,941
CASH & CASH EQUIVALENTS – BEGINNING	4,555,356	8,774,812	3,244,871
CASH & CASH EQUIVALENTS – ENDING	$ 2,005,027	$ 4,555,356	$ 8,774,812

See Accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION, ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST

UMH Properties, Inc. (the Company) owns and operates twenty-eight manufactured home communities containing approximately 6,700 sites. The communities are located in New Jersey, New York, Ohio, Pennsylvania and Tennessee.

The Company has elected to be taxed as a real estate investment trust (REIT) under Sections 856-860 of the Internal Revenue Code (the Code), and intends to maintain its qualification as a REIT in the future. As a qualified REIT, with limited exceptions, the Company will not be taxed under Federal and certain state income tax laws at the corporate level on taxable income that it distributes to its shareholders. For special tax provisions applicable to REITs, refer to Sections 856-860 of the Code. The Company is subject to franchise taxes in some of the states in which the Company owns property.

The Company was incorporated in the state of New Jersey in 1968. On September 29, 2003, the Company changed its state of incorporation from New Jersey to Maryland.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the Business

The Company owns and operates twenty-eight manufactured home communities containing approximately 6,700 sites. These communities are located in New Jersey, New York, Ohio, Pennsylvania and Tennessee.

These manufactured home communities are listed by trade names as follows:

MANUFACTURED HOME COMMUNITY	LOCATION
Allentown	Memphis, Tennessee
Brookview Village	Greenfield Center, New York
Cedarcrest	Vineland, New Jersey
Cranberry Village	Cranberry Township, Pennsylvania
Cross Keys Village	Duncansville, Pennsylvania
D& R Village	Clifton Park, New York
Fairview Manor	Millville, New Jersey
Forest Park Village	Cranberry Township, Pennsylvania
Heather Highlands	Inkerman, Pennsylvania
Highland Estates	Kutztown, Pennsylvania
Kinnebrook	Monticello, New York
Lake Sherman Village	Navarre, Ohio
Laurel Woods	Cresson, Pennsylvania
Memphis Mobile City	Memphis, Tennessee
Oxford Village	West Grove, Pennsylvania
Pine Ridge Village/Pine Manor	Carlisle, Pennsylvania
Pine Valley Estates	Apollo, Pennsylvania
Port Royal Village	Belle Vernon, Pennsylvania
River Valley Estates	Marion, Ohio
Sandy Valley Estates	Magnolia, Ohio
Southwind Village	Jackson, New Jersey
Somerset Estates/Whispering Pines	Somerset, Pennsylvania
Spreading Oaks Village	Athens, Ohio
Waterfalls Village	Hamburg, New York
Weatherly Estates	Lebanon, Tennessee
Woodlawn Manor	West Monroe, New York
Woodlawn Village	Eatontown, New Jersey
Wood Valley	Caledonia, Ohio

Effective April 1, 2001, the Company, through its wholly-owned taxable REIT subsidiary, UMH Sales and Finance, Inc., (S&F), began to conduct manufactured home sales and the financing of these sales in its communities. Inherent in the operation of manufactured home communities is site vacancies. S&F was established to fill these vacancies and potentially enhance the value of the communities.

Basis of Presentation

The Company's subsidiaries are all 100% wholly-owned. The consolidated financial statements of the Company include all of these subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. The Company does not have a majority or minority interest in any other Company, either consolidated or unconsolidated.

Use of Estimates

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as contingent assets and liabilities as of the dates of the consolidated balance sheets and revenue and expenses for the years then ended. Actual results could differ significantly from these estimates and assumptions.

Investment Property and Equipment And Depreciation

Property and equipment are carried at cost. Depreciation for Sites and Building (15 to 27.5 years) is computed principally on the straight-line method over the estimated useful lives of the assets. Depreciation of Improvements to Sites and Buildings, Rental Homes and Equipment and Vehicles (3 to 27.5 years) is computed principally on the straight-line method. Land Development Costs are not depreciated until they are put in use, at which time they are capitalized as Sites or Site Improvements. Interest Expense pertaining to Land Development Costs are capitalized. Maintenance and Repairs are charged to income as incurred and improvements are capitalized. The costs and related accumulated depreciation of property sold or otherwise disposed of are removed from the accounts and any gain or loss is reflected in the current year's results of operations. If there is an event or change in circumstances that indicates that the basis of an investment property may not be recoverable, management assesses the possible impairment of value through evaluation of the estimated future cash flows of the property, on an undiscounted basis, as compared to the property's current carrying value. If a property is determined to be impaired, it will be recorded at fair value.

Unamortized Financing Costs

Costs incurred in connection with obtaining mortgages and other financings and refinancings are deferred and are amortized over the term of the related obligations. Unamortized costs are charged to expense upon prepayment of the obligation. As of December 31, 2006 and 2005, accumulated amortization amounted to $670,769 and $469,839, respectively. The Company estimates that aggregate amortization expense will be approximately $141,000 for 2007, $91,000 for 2008, $72,000 for 2009, $30,000 for 2010, and $29,000 for 2011.

Cash and Cash Equivalents

Cash and cash equivalents include bank repurchase agreements with maturities of 90 days or less. The Company maintains its cash in bank accounts in amounts that may exceed federally insured limits. The Company has not experienced any losses in these accounts in the past and does not believe that it is exposed to significant credit risk.

Securities Available for Sale

The Company's securities consist primarily of debt securities and common and preferred stock of other REITs. These securities are all publicly-traded and purchased on the open market or through dividend reinvestment plans. These securities are classified among three categories: held-to-maturity, trading and available-for-sale. As of December 31, 2006 and 2005, the

Company's securities are all classified as available-for-sale and are carried at fair value based upon quoted market prices. Gains or losses on the sale of securities are based on identifiable cost and are accounted for on a trade date basis. Unrealized holding gains and losses are excluded from earnings and reported as a separate component of Shareholders' Equity until realized. A decline in the market value of any security below cost that is deemed to be other-than-temporary results in a reduction in the carrying amount to fair value. Any impairment is charged to earnings and a new cost basis for the security established.

Derivative Instruments and Hedging Activities

The Company's primary strategy in entering into derivative contracts is to minimize the variability that changes in interest rates could have on its future cash flows. The Company generally employs derivative instruments that effectively convert a portion of its variable rate debt to fixed rate debt. The Company does not enter into derivative instruments for speculative purposes. The Company has entered into five interest rate swap agreements.

The interest rate swap agreements have the effect of fixing interest rates relative to specific mortgage loans as follows:

Mortgage	Due Date	Mortgage Interest Rate	Effective Fixed Rate	Balance 12/31/2006
Cranberry Village	8/1/2008	LIBOR + 1.65%	5.17%	$1,952,070
Fairview Manor	7/27/2007	LIBOR + 1.55%	6.39%	3,514,183
Forest Park Village	8/1/2008	LIBOR + 1.65%	5.17%	3,123,312
Laurel Woods	10/10/2006	LIBOR + 1.55%	6.38%	1,509,074
Various	11/19/2009	LIBOR + 1.75%	5.82%	13,875,761
				$23,974,400

Each of the Company's interest rate swaps is based upon 30-day LIBOR. The scheduled maturity dates, payment dates and the notional amounts of the interest rate swap agreements coincide with those of the underlying mortgages.

These interest rate swaps do not qualify for hedge accounting under Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended and, therefore, resulted in all fair value adjustments to the carrying value of the derivatives being recorded as a component of current period earnings. The Company has recorded as an addition to (deduction from) interest expense, non-cash fair value adjustments of $67,655, ($773,894) and ($221,563) for the years ended December 31, 2006, 2005 and 2004, respectively, based upon the change in fair value of the Company's interest rate swaps. The recorded asset at December 31, 2006 and 2005 amounted to $403,430 and $471,085, respectively. These non-cash valuation adjustments will only be settled for cash if the Company terminates the swaps prior to maturity.

The Company also invests in futures contracts of ten-year treasury notes to reduce exposure of the debt securities portfolio to market rate fluctuations. These futures contracts do not qualify for hedge accounting under Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS

No. 138 and No. 149. The contracts are marked-to-market and the unrealized gain or loss is recorded in the income statement in gain on securities transactions, net with corresponding amounts recorded in other assets or other liabilities on the balance sheet. Gain or loss on settled futures contracts are also recorded as a component of gain on securities transactions, net.

Inventory of Manufactured Homes

Inventory of manufactured homes is valued at the lower of cost or market value and is determined by the specific identification method. All inventory is considered finished goods.

Accounts, Notes and Other Receivables

The Company's accounts, notes and other receivables are stated at their outstanding balance reduced by an allowance for uncollectible accounts. The Company evaluates the recoverability of its receivables whenever events occur or there are changes in circumstances such that management believes it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan or lease agreements. The collectibility of loans is measured based on the present value of the expected future cash flow discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. At December 31, 2006 and 2005, the reserves for uncollectible accounts, notes and other receivables were $1,427,900 and $1,066,815 respectively. For the years ended December 31, 2006, 2005 and 2004, the provisions for uncollectible notes and other receivables were $599,634, $571,216 and $463,381, respectively. Charge-offs for the years ended December 31, 2006, 2005 and 2004 amounted to $238,549, $268,942 and $364,040, respectively.

The Company's notes receivable primarily consists of installment loans collateralized by manufactured homes with principal and interest payable monthly. Interest rates on these loans range from 4% to 14%. Maturity is approximately 15 years.

Revenue Recognition

The Company derives its income primarily from the rental of manufactured home sites. The Company also owns approximately 500 rental units which are rented to residents. Rental and related income is recognized on the accrual basis.

Sale of manufactured homes is recognized on the full accrual basis when certain criteria are met. These criteria include the following: (a) initial and continuing payment by the buyer must be adequate: (b) the receivable, if any, is not subject to future subordination; (c) the benefits and risks of ownership are substantially transferred to the buyer; and (d) the Company does not have a substantial continued involvement with the home after the sale. Alternatively, when the foregoing criteria are not met, the Company recognizes gains by the installment method. Interest income on loans receivable is not accrued when, in the opinion of management, the collection of such interest appears doubtful.

Net Income Per Share

Basic net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the period (10,093,546, 9,473,155 and 8,598,686 in 2006, 2005 and 2004, respectively). Diluted net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding plus the weighted-average number of net shares that would be issued upon exercise of stock options pursuant to the treasury stock method (10,110,567, 9,504,449 and 8,676,485 in 2006, 2005 and 2004, respectively) (See Note 6). Options in the amount of 17,021, 31,294 and 77,799 for 2006, 2005, and 2004, respectively, are included in the diluted weighted average shares outstanding.

Stock Option Plans

The Company accounts for stock options in accordance with SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123R). The Company has selected the prospective method of adoption under the provisions of SFAS No. 148, "Accounting for Stock Based Compensation, Transition and Disclosure". SFAS 123R requires that compensation cost for all stock awards be calculated and amortized over the service period (generally equal to the vesting period). This compensation cost is determined using option pricing models, intended to estimate the fair value of the awards at the grant date. Compensation costs of $130,285, $102,580 and $112,502 have been recognized in 2006, 2005 and 2004, respectively. Included in Note 6 to these consolidated financial statements are the assumptions and methodology.

Treasury Stock

Treasury stock is accounted for under the cost method.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income (loss). Other comprehensive income (loss) includes items that are otherwise recorded directly in equity, such as changes in unrealized gains or losses on securities available for sale. Comprehensive income is presented in the consolidated statements of shareholders' equity.

Reclassification

Certain amounts in the financial statements for the prior years have been reclassified to conform to the statement presentation for the current year.

New Accounting Pronouncements

In July 2006, FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109*" ("FIN 48"), was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "*Accounting for Income Taxes*". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new standard also provides guidance on various income tax accounting issues, including derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006 and are to be applied to all tax positions upon initial adoption. Only tax positions that meet the "more-likely-than-not" recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48 is to be reported as an adjustment to the opening balance of retained earnings for the year of adoption. The Company is currently assessing what impact, if any, the adoption of FIN 48 on January 1, 2007 will have on our financial position and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "*Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*, which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment" ("SAB 108"). SAB 108 is effective for fiscal years ending after November 15, 2006, although early application is encouraged, but not required. The Company has adopted SAB 108 for our fiscal year ended December 31, 2006. The adoption of SAB 108 did not have a material effect on our financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. This Statement applies to other accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after December 15, 2007. The Company plans to adopt SFAS 157 beginning January 1, 2008. The Company is currently assessing what impact, if any, the adoption of SFAS 157 will have on our financial position and results of operations.

NOTE 3 – INVESTMENT PROPERTY AND EQUIPMENT

On March 10, 2006, the Company acquired (at auction) Weatherly Estates I, a 270-space manufactured home community in Lebanon, Tennessee, from Affordable Residential Communities Inc., an unrelated entity. The total purchase price was approximately $5,200,000.

On June 17, 2005, the Company acquired 185 acres of land in the Town and Village of Coxsackie, New York for a total purchase price, including closing costs, of approximately $1,758,000. This property will be used to develop a new community for the Company.

On November 22, 2005, the Company acquired 67 acres of land in the City of Vineland, New Jersey, for a total purchase price, including closing costs, of approximately $1,904,000. With this purchase, the Company owns 132 acres adjoining its Fairview Manor Manufactured Home Community. The Company hopes to develop a 400-space, 55-and-older manufactured home community on this property.

The following is a summary of accumulated depreciation by major classes of assets:

	December 31, 2006	December 31, 2005
Site and Land Improvements	$ 36,237,301	$ 34,179,314
Buildings and Improvements	1,963,878	1,880,364
Rental Homes and Accessories	3,338,859	3,236,608
Equipment and Vehicles	4,890,002	4,205,115
Total Accumulated Depreciation	$ 46,430,040	$ 43,501,401

NOTE 4 – SECURITIES AVAILABLE FOR SALE

The Company's securities available for sale consist primarily of debt securities and common and preferred stock of other REITs. The Company does not own more than 10% of the outstanding shares of any of these securities, nor does it have controlling financial interest.

The Company had securities that were temporarily impaired at December 31, 2006. The individual unrealized losses were 15% or less of original cost. The Company considers many factors in determining whether a security is other than temporarily impaired, including the nature of the security and the cause, severity and duration of the impairment. The following is a summary of temporarily impaired securities at December 31, 2006:

	Less Than 12 Months		**12 Months or Longer**	
	Fair Value	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**
Preferred Stock	$403,050	$3,785	$395,100	$54,900
Common Stock	1,992,400	91,196	-0-	-0-
Total	$2,395,450	$94,981	$395,100	$54,900

During the years ended December 31, 2006, 2005 and 2004, the Company received proceeds of $10,338,841, $7,526,790 and $13,614,710, on sales or redemptions of securities available for sale, respectively. The Company recorded the following Gain on Securities Transactions, net:

	2006	**2005**	**2004**
Gross realized gains	$ 1,029,759	$ 1,187,658	$ 2,709,010
Gross realized losses	(74,048)	-0-	(8,601)
Net (loss) gain on closed futures contracts	(29,443)	95,801	(243,360)
Unrealized gain (loss) on open futures contracts	163,828	(50,625)	8,438
Impairment loss	(823,249)	-0-	-0-
Total Gain on Securities Transactions, net	$ 266,847	$ 1,232,834	$ 2,465,487

The Company invests in futures contracts of ten-year treasury notes with the objective of reducing the exposure of the debt securities portfolio to market rate fluctuations. At December 31, 2006, 2005 and 2004, the notional amount of these contracts was $9,000,000. Changes in the market value of these derivatives have been recorded in gain on securities transactions, net with corresponding amounts recorded in other assets or other liabilities on the balance sheet. The fair value of the derivatives at December 31, 2006, 2005 and 2004 was a gain (loss) of $163,828, ($50,625) and $8,438, respectively and is included in gain on securities transactions, net.

During 2006, 2005 and 2004, the Company recorded a gain (loss) of ($29,443), $95,801 and ($243,360) on settled futures contracts, which is included in gain on securities transactions, net.

During 2006, the Company recognized a loss of $823,249 due to a write-down to the carrying value of securities available for sale which were considered other than temporarily impaired.

Dividend income for the years ended December 31, 2006, 2005 and 2004 amounted to $1,129,800, $1,333,985 and $1,610,436, respectively. Interest income for the years ended December 31, 2006, 2005 and 2004 amounted to $2,026,455, $1,890,694 and $1,232,087, respectively.

The Company had margin loan balances of $3,259,796 and $4,934,325 at December 31, 2006 and 2005, respectively, which were collateralized by the Company's securities portfolio.

The following is a listing of securities available for sale at December 31, 2006:

	Series	Interest Rate	Number of Shares	Cost	Market Value
Debt Securities:					
Monmouth Capital Corporation *					
Convertible Subordinated Debentures					
Matures 10/23/2013		8.000%	1,000,000	$ 1,000,000	$ 1,000,000
Convertible Subordinated Debentures					
Matures 3/30/2015		8.000%	5,000,000	5,000,000	5,000,000
Total Debt Securities				6,000,000	6,000,000
Equity Securities:					
Preferred Stock:					
Alexandria Real Estate Equities, Inc.	B	9.100%	4,000	100,000	100,360
American Land Lease	A	7.750%	41,800	1,045,580	1,059,630
Apartment Investment & Management Co.	G	9.375%	8,000	185,788	210,400
BRE Properties, Inc.	C	6.750%	3,000	75,000	75,420
CBL & Associates Properties, Inc.	C	7.750%	2,000	50,000	51,320
Corporate Office Properties Trust	H	7.500%	4,500	112,500	113,310
Developers Diversified Realty Corporation	F	8.600%	4,000	100,000	101,560
Developers Diversified Realty Corporation	H	7.375%	15,000	375,000	378,900
Developers Diversified Realty Corporation	I	7.500%	4,000	100,000	101,680
Eagle Hospitality Properties Trust	A	8.250%	4,000	100,000	102,040
Felcor Lodging Trust Incorporated	C	8.000%	36,000	868,835	907,560
Health Care Property Investors, Inc.	E	7.250%	10,000	250,000	255,600
Health Care REIT, Inc.	D	7.875%	6,000	150,000	155,400
HRPT Properties Trust	B	8.750%	17,000	425,130	437,070
iStar Financial Inc.	E	7.875%	15,000	375,005	385,350
LaSalle Hotel Properties	D	7.500%	8,000	200,004	202,080
LaSalle Hotel Properties	A	10.250%	11,000	281,835	279,400
Lexington Corporate Properties Trust	B	8.050%	20,000	500,000	510,320
Maguire Properties, Inc.	A	7.625%	5,000	125,000	123,650
Mid-America Apartment Communities, Inc.	H	8.300%	22,000	559,900	578,600
Mills Corporation	G	7.875%	18,000	450,000	395,100
Total Preferred Stock				6,429,577	6,524,750

	Series	Interest Rate	Number of Shares	Cost	Market Value
Common Stock:					
Champion Enterprises, Inc.			40,000	409,986	374,400
Fleetwood Enterprises, Inc.			185,000	1,394,895	1,463,347
Mission West Properties, Inc.			26,900	271,958	352,390
Monmouth Capital Corporation			102,811	389,386	557,238
Monmouth Real Estate Corporation			75,000	581,256	633,750
New Plan Excel Realty			14,000	373,037	384,720
Sun Communities, Inc.			50,000	1,673,610	1,618,000
Total Common Stock				5,094,128	5,383,845
Total Equity Securities				11,523,705	11,908,595
Total Securities Available for Sale				$ 17,523,705	$ 17,908,595

* Related entity – See Note 8.

The following is a listing of securities available for sale at December 31, 2005:

	Series	Interest Rate	Number of Shares		Cost		Estimated Market Value
Debt Securities:							
Monmouth Capital Corporation *							
Convertible Subordinated Debentures							
Matures 10/23/2013		8.000%	1,000,000	$	1,000,000	$	1,000,000
Convertible Subordinated Debentures							
Matures 3/30/2015		8.000%	5,000,000		5,000,000		5,000,000
Total Debt Securities					6,000,000		6,000,000
Equity Securities:							
Preferred Stock:							
Alexandria Real Estate Equities, Inc.	B	9.100%	4,000		100,000		103,320
American Land Lease, Inc.	A	7.750%	41,800		1,045,580		1,022,010
Apartment Investment & Management Co.	G	9.375%	9,500		216,605		247,475
Apartment Investment & Management Co.	R	10.000%	12,000		308,325		306,240
Apartment Investment & Management Co.	T	8.000%	10,000		250,000		250,000
Ashford Hospitality Trust Inc.	A	8.550%	4,000		100,000		102,400
Brandywine Realty Trust	D	7.375%	4,000		100,000		99,400
BRE Properties, Inc.	C	6.750%	6,000		150,000		148,320
CarrAmerica Realty Corporation	E	7.500%	6,000		150,000		151,500
CBL & Associates Properties, Inc.	C	7.750%	6,000		150,000		151,800
Cousins Properties, Inc.	A	7.750%	1,000		26,350		25,750
Corporate Office Properties Trust	H	7.500%	5,000		125,000		126,250
Developers Diversified Realty Corporation	F	8.600%	4,000		100,000		101,480
Developers Diversified Realty Corporation	H	7.375%	23,000		575,000		572,700
Developers Diversified Realty Corporation	I	7.500%	4,000		100,000		101,400
Duke Realty Corporation	J	6.625%	4,000		100,000		98,520
Duke Realty Corporation	K	6.500%	4,000		100,000		97,040
Eagle Hospitality Properties Trust	A	8.250%	4,000		100,000		97,800
Equity Inns, Inc.	B	8.750%	30,000		750,000		768,600
Equity Residential	C	9.125%	8,000		219,000		203,040
Equity Residential	N	6.480%	3,000		74,462		71,607
Federal Realty Investment Trust	B	8.500%	4,000		99,680		103,080
Felcor Lodging Trust Incorporated	A	7.800%	39,600		850,193		938,520
Felcor Lodging Trust Incorporated	C	8.000%	40,000		967,318		960,800
Glenborough Realty Trust Incorporated	A	7.750%	4,733		93,415		119,272
Health Care Property Investors, Inc.	E	7.250%	10,000		250,000		251,600
Health Care Property Investors, Inc.	F	7.100%	5,000		125,000		125,500
Health Care REIT, Inc.	D	7.875%	8,000		200,000		201,840
Health Care REIT, Inc.	F	7.625%	4,000		100,000		99,400
Highwoods Properties, Inc.	B	8.000%	3,304		80,308		82,930
Host Marriott Corporation	C	10.000%	3,000		79,200		75,750
Host Marriott Corporation	E	8.875%	4,000		100,000		107,000

	Series	Interest Rate/ Dividend	Number of Shares	Cost	Estimated Market Value
HRPT Properties Trust	A	9.875%	47,500	1,201,247	1,207,925
HRPT Properties Trust	B	8.750%	17,000	425,130	440,300
iStar Financial Inc.	E	7.875%	18,000	450,005	453,600
LaSalle Hotel Properties	D	7.500%	8,000	200,004	184,400
LaSalle Hotel Properties	A	10.250%	12,000	306,835	312,000
Lexington Corporate Properties Trust	B	8.050%	20,000	500,000	507,200
LTC Properties, Inc.	F	8.000%	6,000	150,000	150,900
Maguire Properties, Inc.	A	7.625%	5,000	125,000	122,500
Mid-America Apartment Communities, Inc.	H	8.300%	24,000	610,800	613,920
The Mills Corporation	G	7.875%	20,000	500,000	500,000
Omega Healthcare Investors, Inc.	D	8.375%	5,000	125,000	126,100
Pennsylvania Real Estate Investment Trust	A	11.000%	19,000	713,337	1,054,500
ProLogis	G	6.750%	3,000	75,000	74,100
PS Business Parks, Inc.	D	9.500%	2,000	50,900	50,740
PS Business Parks, Inc.	F	8.750%	4,000	100,000	101,720
Public Storage, Inc.	W	6.500%	6,000	150,000	140,280
Sizeler Property Investors, Inc.	B	9.750%	1,000	25,000	25,650
SL Green Realty Corporation	C	7.625%	5,000	125,000	125,950
SNH Capital Trust I	Z	10.125%	6,800	174,771	174,964
United Dominion Realty Trust	B	8.600%	1,000	19,120	25,720
Windrose Medical Properties	A	7.500%	40,000	1,000,000	1,010,000
Total Preferred Stock				14,812,585	15,314,813
Common Stock:					
Champion Enterprises, Inc.			80,000	798,280	1,089,600
Equity Lifestyle Properties, Inc.			3,000	99,260	133,500
Fleetwood Enterprises, Inc.			145,000	1,812,975	1,790,750
Getty Realty Corp.			8,000	180,304	210,320
Mission West Properties, Inc.			26,900	271,958	262,006
Monmouth Capital Corporation *			93,528	342,406	505,049
Monmouth Real Estate Corporation *			75,000	581,256	601,500
New Plan Excel Realty			10,000	272,503	231,800
Sun Communities, Inc.			15,000	522,242	471,000
Total Common Stock				4,881,184	5,295,525
Total Equity Securities				19,693,769	20,610,338
Total Securities Available for Sale				$ 25,693,769	$ 26,610,338

* Related entity – See Note 8.

NOTE 5 – LOANS AND MORTGAGES PAYABLE

Loans Payable

The Company purchases securities on margin. The interest rates charged on the margin loans at December 31, 2006 and 2005 was 7% and 6%, respectively. These loans are due on demand. At December 31, 2006 and 2005, the margin loans amounted to $3,259,796 and $4,934,325, respectively, and are collateralized by the Company's securities portfolio. The Company must maintain a coverage ratio of approximately 50%.

The Company has a $4,000,000 revolving credit agreement with GE Commercial Distribution Finance Corporation (GE) (formerly Transamerica Commercial Finance Corporation) to finance inventory purchases. The interest rates range from prime (with a minimum of 6%) for each advance to prime plus 2% after one year. The weighted average interest rate at December 31, 2006 and 2005 was 10.7% and 8.6%, respectively. This agreement originally terminated April 25, 2003, but automatically renews on an annual basis. Advances under this line of credit are secured by the manufactured homes for which the advances were made. As of December 31, 2006 and 2005, the amount outstanding with GE was $3,089,278 and $2,674,998, respectively.

The Company also has miscellaneous loans payable for equipment and vehicles totaling $4,032 and $9,155 at December 31, 2006 and 2005, respectively.

Unsecured Lines of Credit

The Company has a $2,000,000 unsecured line of credit with Bank of America (formerly Fleet Bank), of which $1,750,000 was utilized at December 31, 2006. The interest rate on this line of credit is prime. This line of credit expires on August 15, 2007.

In June 2004, the Company received a line of credit from PNC Bank. The amount of the facility was $15,000,000 and matures on April 15, 2007. The interest rate charged on the new line is the Bank's prime rate. This line was not utilized at December 31, 2006.

Mortgages Payable

The following is a summary of mortgages payable:

Property	At December 31, 2006 Due Date	Interest Rate	Balance at December 31, 2006	2005
Allentown	12/01/11	6.36%	$5,240,029	$5,359,843
Cranberry Village	08/01/08	LIBOR + 1.65%	1,952,070	2,059,237
D & R Village	05/01/08	4.625%	2,564,294	2,732,205
Fairview Manor	07/27/07	LIBOR + 1.55%	3,514,183	3,637,653
Forest Park Village	08/01/08	LIBOR + 1.65%	3,123,312	3,294,779
Heather Highlands	08/28/18	Prime + 1/2%	2,973,520	3,126,808
Laurel Woods	01/10/07	LIBOR + 1.55%	1,509,074	1,551,271
Port Royal Village	04/01/12	7.36%	5,117,549	5,177,097
Sandy Valley	03/01/09	4.75%	3,009,865	3,185,646
Somerset Estates/Whispering Pines	02/26/19	5.25%	1,732,117	1,830,756
Waterfalls Village	01/01/08	4.625%	2,205,859	2,354,974
Various (4 properties)	11/19/09	LIBOR + 1.75%	13,875,761	14,395,972
Total Mortgages Payable			$46,817,633	$48,706,241

At December 31, 2006 and 2005, mortgages were collateralized by real property with a carrying value of $58,288,033 and $56,975,546, respectively, before accumulated depreciation and amortization. Interest costs amounting to $225,800, $167,400 and $210,000 were capitalized during 2006, 2005 and 2004, respectively, in connection with the Company's expansion program.

Recent Financing

On February 26, 2004, the Company obtained a $2,000,000 mortgage loan with Somerset Trust Company, located in Somerset, PA, for the acquisition of Somerset Estates/Whispering Pines. This mortgage payable is due on February 26, 2019 with interest at a fixed rate of 5.25% until February 26, 2007. Thereafter, the interest rate is recalculated and adjusted every three years based on the three-year US Treasury rate plus 3.25%.

Effective March 1, 2004, the Company extended the Sandy Valley mortgage for an additional five years. The interest rate was reset to a fixed rate of 4.75%.

On November 19, 2004, the Company refinanced and increased its mortgage loan with Bank of America. This new $15,000,000 mortgage loan is secured by four properties, Cedarcrest, Oxford Village, Southwind Village and Woodlawn Village, and is due on November 19, 2009 with interest at LIBOR plus 1.75%. The Company simultaneously entered into an interest rate swap agreement with Bank of America whereby Bank of America will pay the Company LIBOR and the Company will pay Bank of America 4.07% of the amount outstanding on the mortgage, effectively fixing the interest rate on this mortgage at 5.82%. In accordance with SFAS No. 133, this interest rate swap was reflected at fair value at December 31, 2006 and 2005.

In October 2006, the Company extended its mortgage on Laurel Woods to January 10, 2007. This mortgage was repaid in 2007.

The aggregate principal payments of all mortgages payable are scheduled as follows:

2007	$6,747,520
2008	10,373,468
2009	15,851,915
2010	465,623
2011	5,010,241
Thereafter	8,368,866
Total	$46,817,633

NOTE 6 – EMPLOYEE STOCK OPTIONS

On August 14, 2003, the shareholders approved and ratified the Company's 2003 Stock Option Plan (the 2003 Plan) authorizing the grant to officers and key employees of options to purchase up to 1,500,000 shares of common stock. All options are exercisable one year from the date of grant. The option price shall not be below the fair market value at date of grant. If options granted under the 2003 Plan expire or terminate for any reason without having been exercised in full, the Shares subject to, but not delivered under, such options shall become available for additional option grants under the 2003 Plan. This Plan replaced the Company's 1994 Stock Option Plan which, pursuant to its terms, terminated December 31, 2003. The outstanding options under this plan remain outstanding until exercised, forfeited or expired.

The Company adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock Based Compensation" on January 1, 2003. During the year ended December 31, 2006, eleven employees were granted options to purchase a total of 90,000 shares. The fair value of those options was approximately $129,000 based on assumptions noted below and is being amortized over the 1-year vesting period.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in the following years:

	2006	2005	2004
Dividend yield	6.33%	6.35%	6.06%
Expected volatility	18.5%	19.04%	19%
Risk-free interest rate	4.63%	4.01%	3.89%
Expected lives	8	8	8

A summary of the status of the Company's stock option plans as of December 31, 2006, 2005 and 2004 and changes during the years then ended are as follows:

	2006		2005		2004	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	296,000	$14.40	349,000	$12.04	306,000	$11.17
Granted	90,000	15.51	90,000	15.48	66,000	15.16
Exercised	(38,000)	10.73	(138,000)	9.18	(21,000)	8.84
Expired	-0-	-0-	(5,000)	13.05	(2,000)	15.00
Outstanding at end of year	348,000	15.09	296,000	14.40	349,000	12.04
Options exercisable at end of year	258,000		206,000		283,000	
Weighted-average fair value of options granted during the year		1.44		1.33		1.27

The following is a summary of stock options outstanding as of December 31, 2006:

Date of Grant	Number of Employees	Number of Shares		Option Price	Expiration Date
10/04/01	2	7,000		10.60	10/04/09
01/04/02	1	25,000		12.95	01/04/10
06/20/02	7	18,000		12.60	06/20/10
08/18/03	1	25,000		16.92	08/18/11
08/25/03	8	32,000		15.00	08/25/11
01/16/04	1	25,000		18.62	01/16/12
07/06/04	8	36,000		13.05	07/06/12
02/01/05	1	43,600		15.62	02/01/13
02/01/05	1	6,400		17.19	02/01/13
07/18/05	10	40,000		15.05	07/18/13
01/09/06	1	44,200	*	15.62	01/09/14
01/09/06	1	5,800	*	17.21	01/09/14
07/21/06	10	40,000	*	15.15	07/21/14
		348,000			

* Unexercisable

During the year ended December 31, 2006, six employees exercised their stock options and purchased 38,000 shares for a total of $407,613.

As of December 31, 2006, there were 1,197,000 shares available for grant under the 2003 Plan.

NOTE 7 – 401(k) PLAN

All full-time employees who are over 21 years old and have completed one year of service (as defined) are eligible for the Company's 401(k) Plan (Plan). Under this Plan, an employee may elect to defer his/her compensation (up to a maximum of $15,000, annually adjusted) and have it contributed to the Plan. Employer contributions to the Plan are at the discretion of the Company. During 2006, 2005 and 2004, the Company made matching contributions to the Plan of up to 50% of the first 6% of employee salary. The total expense relating to the Plan, including matching contributions, amounted to $54,000, $54,215 and $50,501 in 2006, 2005 and 2004, respectively.

NOTE 8 – RELATED PARTY TRANSACTIONS AND OTHER MATTERS

The Company operates as part of a group of three public companies (all REITs) which includes the Company, Monmouth Real Estate Investment Corporation (MREIC) and Monmouth Capital Corporation (MCC), (collectively the affiliated companies). Some general and administrative expenses are allocated among the affiliated companies based on use or services provided. Allocations of salaries and benefits are made based on the amount of the employees' time dedicated to each affiliated company.

There are two Directors of the Company who are also Directors and shareholders of MREIC and there are four Directors of the Company who are also Directors and shareholders of MCC.

Transactions with Monmouth Real Estate Investment Corporation

The Company has purchased shares of MREIC common stock primarily through MREIC's Dividend Reinvestment and Stock Purchase Plan (See Note 4). During 2004, the Company sold in the open market 745,250 shares of MREIC and recorded a gain on sale of $1,499,332.

Transactions with Monmouth Capital Corporation and Subsidiary

The Company has purchased shares of MCC common stock primarily through MCC's Dividend Reinvestment and Stock Purchase Plan (See Note 4).

During 2003, the Company invested $1,000,000 in the convertible debenture private placement offering of MCC (the MCC 2003 Debenture). The MCC 2003 Debenture pays interest at 8% and is convertible into 166,667 shares of common stock of MCC at any time prior to redemption or maturity. The MCC 2003 debenture matures on October 23, 2013.

During 2005, the Company invested $5,000,000 in the convertible debenture private placement offering of MCC (the MCC 2005 Debenture). The MCC 2005 Debenture pays interest at 8% and is convertible into 666,667 shares of common stock of MCC at any time prior to redemption or maturity. The MCC 2005 convertible debenture matures on March 30, 2015.

During 2006, 2005 and 2004, the Company purchased from MCC at its cost, 1, 4 and 3 homes, respectively totaling $20,361, $79,305 and $64,824, respectively to be used as rental homes.

During 2005 and 2004, the Company financed/refinanced certain loans on sales made by MCC to third parties. These loans are secured by manufactured homes. The total amount financed amounted to $10,500 and $70,150 during 2005 and 2004, respectively.

Salary, Directors', Management And Legal Fees

The Company has an Employment Agreement with Mr. Eugene W. Landy, Chairman of the Board. Under this agreement, Mr. Landy received an annual base compensation of $150,000 (as amended) plus bonuses and customary fringe benefits, including health insurance, participation in the Company's 401(k) Plan, stock options, five weeks' vacation and use of an automobile. Additionally, there may be bonuses voted by the Board of Directors. The Employment Agreement is terminable by either party at any time subject to certain notice requirements. On severance of employment by the Company, Mr. Landy will receive severance of $450,000, payable $150,000 on severance and $150,000 on the first and second anniversaries of severance. In the event of disability, Mr. Landy's compensation will continue for a period of three years, payable monthly. On retirement, Mr. Landy will receive a pension of $50,000 a year for ten years, payable in monthly installments. In the event of death, Mr. Landy's designated beneficiary will receive $450,000, $100,000 thirty days after death and the balance one year after death. The Employment Agreement automatically renews each year for successive one-year periods. Effective January 1, 2004, this agreement was amended to increase Mr. Landy's annual base compensation to $175,000. Additionally, Mr. Landy's pension benefit of $50,000 per year has been extended for an additional three years.

Effective January 1, 2005, the Company and Samuel A. Landy entered into a three-year Employment Agreement under which Mr. Samuel Landy receives an annual base salary of $329,922 for 2005, $346,418 for 2006 and $363,739 for 2007 plus bonuses and customary fringe benefits. Bonuses are at the discretion of the Board of Directors and are based on certain guidelines. Mr. Samuel Landy will also receive four weeks vacation, use of an automobile, and stock options for 50,000 shares in each year of the contract. On severance by the Company, Mr. Samuel Landy is entitled to one year's salary. In the event of disability, Mr. Samuel Landy will receive lost wages from a disability insurance policy. In the event a merger of the Company, sale or change of control, Mr. Landy shall have the right to extend and renew this Employment Agreement so that the expiration date will be three years from the date of merger, sale or change of control. During 2005 and 2004, the Company had loans outstanding from Mr. Samuel A. Landy. These loans were repaid during 2005. The interest rate on these loans ranged from 6.36% to 7.86%. Interest earned on these loans during 2005 and 2004 amounted to $12,108 and 44,419, respectively.

Effective January 1, 2006, the Company and Anna T. Chew entered into a three-year Employment Agreement. Ms. Chew will receive an annual base salary of $225,133 for 2006, plus bonuses and customary fringe benefits. Each year Ms. Chew will receive a 5% increase in her base salary. Ms. Chew will also receive four weeks vacation, use of an automobile, and stock options for 10,000 shares in each year of the contract. On severance by the Company, Ms. Chew is entitled to an additional one year's salary. In the event of disability, Ms. Chew will receive lost wages from a disability insurance policy. In the event of a merger of the Corporation, sale or change of control, Ms. Chew shall have the right to extend and renew this Employment Agreement so that the expiration date will be three years from the date of merger, sale or change of control.

Other Matters

The Company has employment agreements with certain executive officers, which in addition to base compensation, bonuses and fringe benefits, provides for specified retirement benefits. The Company has accrued these benefits on a present value basis over the terms of the agreements. Amounts accrued under these agreements were $647,058 and $697,058 at December 31, 2006 and 2005, respectively.

In August, 1999, the Company entered into a lease for its corporate offices. The lease is for a five-year term at market rates with monthly lease payments of $12,000, plus its proportionate share of real estate taxes and common area maintenance. The lessor of the property is owned by certain officers and directors of the Company. The lease payments and the resultant lease term commenced on May 1, 2000. Approximately 50% of the monthly lease payment of $12,000, plus its proportionate share of real estate taxes and common area maintenance is reimbursed by other related entities utilizing the leased space (MREIC and MCC). On May 1, 2005, the Company renewed this lease for an additional five-year term. The monthly lease payment was increased to $15,000, plus its proportionate share of real estate taxes and common area maintenance.

NOTE 9 – DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The Company has a Dividend Reinvestment and Stock Purchase Plan (DRIP). Under the terms of the DRIP, shareholders who participate may reinvest all or part of their dividends in additional shares of the Company at approximately 95% of the market price. Shareholders may also purchase additional shares at approximately 95% of their market price by making optional cash payments. Generally, dividend reinvestments and purchases of shares are made quarterly on March 15, June 15, September 15 and December 15.

Effective June 24, 1998, the Company amended the Dividend Reinvestment and Stock Purchase Plan. Shareholders were no longer able to purchase additional shares by making optional cash payments. The dividend reinvestment feature of the Plan remained unchanged.

On March 19, 2003, the Company amended the Dividend Reinvestment and Stock Purchase Plan to provide for monthly optional cash payments of not less than $500 per payment nor more than $1,000 unless a request for waiver has been accepted by the Company.

Amounts received, including dividends reinvested of $1,783,177, $1,931,172 and $1,890,667 respectively, and shares issued in connection with the DRIP for the years ended December 31, 2006, 2005 and 2004 were as follows:

	2006	2005	2004
Amounts Received/Dividends Reinvested	$6,912,430	$9,188,271	$12,043,926
Number of Share Issued	474,001	620,516	862,593

NOTE 10 – DISTRIBUTIONS

The following cash distributions, including dividends reinvested, were paid to shareholders during the three years ended December 31, 2006, 2005 and 2004:

	2006		2005		2004	
Quarter Ended	Amount	Per Share	Amount	Per Share	Amount	Per Share
March 31	$2,429,773	$.245	$2,247,637	$.2425	$1,923,506	$.2325
June 30	2,470,173	.245	2,307,619	.2450	1,999,225	.2350
September 30	2,491,306	.245	2,347,579	.2450	2,075,265	.2375
December 31	2,566,578	.250	2,384,314	.2450	2,151,317	.2400
	$9,957,831	$.985	$9,287,149	$.9775	$8,149,313	$.9450

These amounts do not include the discount on shares purchased through the Company's Dividend Reinvestment and Stock Purchase Plan.

On January 11, 2007, the Company declared a cash dividend of $.25 per share to be paid on March 15, 2007 to shareholders of record February 15, 2007.

NOTE 11 – FEDERAL INCOME TAXES

The Company elected to be taxed as a real estate investment trust (REIT) in accordance with the Internal Revenue Code, commencing with its taxable year ended December 31, 1992. In order to qualify as a REIT, the Company must meet a number of organizational requirements, including a requirement that it currently distribute at least 90% of its adjusted taxable income to its stockholders. It is management's current intention to adhere to these requirements and maintain the Company's REIT status. As a REIT, the Company generally will not be subject to corporate level federal income tax on taxable income it distributes currently to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. In addition, taxable income from non-REIT activities managed through taxable REIT subsidiaries is subject to federal, state, and local income taxes.

Reconciliation Between GAAP Net Income and Taxable Income

The following table reconciles GAAP net income to taxable income for the years ended December 31, 2006, 2005, and 2004:

	2006 Estimate	2005 Actual	2004 Actual
GAAP net income	$ 5,840,277	$ 6,990,342	$ 8,201,749
Add (less) GAAP net loss (gain) of taxable REIT subsidiaries included above	693,520	261,087	(9,631)
GAAP net income from REIT operations	6,533,797	7,251,429	8,192,118
Book / tax difference on gains / losses from capital transactions	708,111	(296,069)	(228,802)
Stock option expense	130,285	102,580	112,502
Non-qualified stock options exercised	(40,227)	(583,614)	(185,725)
Other book / tax differences, net	(125,997)	400,345	(412,138)
Taxable income before adjustments	7,205,969	6,874,671	7,477,955
Less capital gains	(1,108,389)	(1,415,329)	(2,465,488)
Adjusted taxable income subject to 90% dividend requirement	$ 6,097,580	$ 5,459,342	$ 5,012,467

Reconciliation Between Cash Dividends Paid and Dividends Paid Deduction

The following table reconciles cash dividends paid with the dividends paid deduction for the years ended December 31, 2006, 2005, and 2004:

	2006	2005	2004
Cash dividends paid	$ 9,957,831	$ 9,287,149	$ 8,149,313
Less: Dividends designated to prior year	-0-	-0-	(134,109)
Less: Portion designated capital gains distribution	(1,108,389)	(1,415,329)	(2,465,488)
Less: Return of capital	(1,930,611)	(1,250,278)	-0-
Dividends paid deduction	$ 6,918,831	$ 6,621,542	$ 5,549,716

Characterization of Distributions

The following table characterizes the distributions paid per common share for the years ended December 31, 2006, 2005, and 2004:

	2006		2005		2004	
	Amount	Percent	Amount	Percent	Amount	Percent
Ordinary income	$ 0.68433	69.4749%	$ 0.69605	71.2077%	$ 0.64616	68.3773%
Return of capital	0.19099	19.3900%	0.13143	13.4454%	-0-	-0-
Capital gains	0.10968	11.1351%	0.15002	15.3469%	0.29884	31.6227%
	$ 0.98500	100.000%	$ 0.97750	100.000%	$ 0.94500	100.000%

In addition to the above, taxable income from non-REIT activities conducted by S&F, a taxable REIT subsidiary, is subject to federal, state and local income taxes. Deferred income taxes pertaining to S&F are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and other factors. For the years ended December 31, 2006, 2005 and 2004, S&F had operating income (loss) for financial reporting purposes of ($693,520), ($261,087) and $9,631, respectively. Therefore, a valuation allowance has been established against any deferred tax assets relating to S&F. For the years ended December 31, 2006, 2005 and 2004, S&F recorded $27,000, $88,000 and $22,000, respectively, in federal, state and franchise taxes which have been included in general and administrative expenses.

NOTE 12 – COMMITMENTS, CONTINGENCIES AND LEGAL MATTERS

The Company is subject to claims and litigation in the ordinary course of business. Management does not believe that any such claim or litigation will have a material adverse effect on the business, assets, or results of operations of the Company.

NOTE 13 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company is required to disclose certain information about fair values of financial instruments, as defined in SFAS No. 107, "Disclosures About Fair Value of Financial Instruments".

Limitations

Estimates of fair value are made at a specific point in time, based upon, where available, relevant market prices and information about the financial instrument. Such estimates do not include any premium or discount that could result from offering for sale at one time the

Company's entire holdings of a particular financial instrument. Almost all of the Company's securities available for sale have quoted market prices. However, for a portion of the Company's other financial instruments, no quoted market value exists. Therefore, estimates of fair value are necessarily based on a number of significant assumptions (many of which involve events outside the control of management). Such assumptions include assessments of current economic conditions, perceived risks associated with these financial instruments and their counterparties, future expected loss experience and other factors. Given the uncertainties surrounding these assumptions, the reported fair values represent estimates only and, therefore, cannot be compared to the historical accounting model. Use of different assumptions or methodologies is likely to result in significantly different fair value estimates.

The fair value of cash and cash equivalents and notes receivables approximates their current carrying amounts since all such items are short-term in nature. The fair value of securities available for sale is primarily based upon quoted market values. The fair value of variable rate mortgages payable and loans payable approximate their current carrying amounts since such amounts payable are at approximately a weighted-average current market rate of interest. For 2006, the fair and carrying value of fixed rate mortgages payable amounted to $20,000,738 and $19,869,713, respectively. For 2005, the fair and carrying values of fixed rate mortgages payable amounted to $20,608,226 and $20,640,521 respectively. The fair value of mortgages payable is based upon discounted cash flows at current market rates for instruments with similar remaining terms.

NOTE 14 – SUPPLEMENTAL CASH FLOW AND COMPREHENSIVE INCOME INFORMATION

Cash paid during the years ended December 31, 2006, 2005 and 2004 for interest was $3,704,853, $2,793,166 and $2,961,315, respectively.

During the years ended December 31, 2006, 2005 and 2004, land development costs of $3,094,939, $5,596,310 and $470,760, respectively were transferred to investment property and equipment and placed in service.

During the years ended December 31, 2006, 2005 and 2004, the Company had dividend reinvestments of $1,783,177, $1,931,172 and $1,890,667, respectively which required no cash transfers.

The following are the reclassification adjustments related to securities available for sale included in Other Comprehensive Income:

	2006	2005	2004
Unrealized holding gains (loss) arising during the year	$424,032	($1,038,718)	$535,159
Less: reclassification adjustment for net gains realized in income	(955,711)	(1,187,658)	(2,700,409)
Net unrealized holding loss	($531,679)	($2,226,376)	($2,165,250)

NOTE 15 – SUBSEQUENT EVENTS

On January 31, 2007, the Company obtained an $11,480,000 mortgage loan on Fairview Manor from Column Guaranteed, a CREDIT SUISSE Company. This mortgage payable is due on February 1, 2017 with interest at a fixed rate of 5.785%. Proceeds were primarily used to pay off the existing mortgage on Fairview Manor and to pay down our margin loans and our lines of credit.

NOTE 16 – SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
THREE MONTHS ENDED

2006	**March 31**	**June 30**	**September 30**	**December 31**
Total Revenues	$9,512,201	$10,343,852	$9,894,006	$12,894,551
Total Expenses	7,388,513	9,168,697	9,658,698	10,746,828
Net Income (1)	2,140,525	1,217,949	276,075	2,205,728
Net Income per Share –				
Basic	.22	.12	.03	.22
Diluted	.22	.12	.03	.22

2005	**March 31**	**June 30**	**September 30**	**December 31**
Total Revenues	$8,543,418	$9,316,642	$11,247,848	$10,231,665
Total Expenses	6,079,613	8,480,354	9,024,409	8,808,344
Net Income (1)	2,456,249	828,326	2,259,635	1,446,132
Net Income per Share –				
Basic	.27	.09	.24	.15
Diluted	.27	.09	.24	.15

(1) Fluctuations are primarily due to changes in the fair value of interest rate swaps and Gain on Securities Transactions, net.

UMH PROPERTIES, INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2006

Column A	Column B		Column C		Column D
			Initial Cost		
Description	Encumbrances		Land	Site, Land & Building Improvements and Rental Homes	Capitalization Subsequent to Acquisition
Memphis, TN	$ 5,240,029		$ 250,000	$ 2,569,101	$ 1,328,034
Greenfield Ctr, NY	-0-		37,500	232,547	2,219,586
Vineland, NJ		(1)	320,000	1,866,323	950,822
Duncansville, PA	-0-		60,774	378,093	607,870
Cranberry Twp, PA	1,952,070		181,930	1,922,931	466,257
Clifton Park, NY	2,564,294		391,724	704,021	1,247,846
Apollo, PA	-0-		670,000	1,336,600	1,058,612
Cranberry Twp, PA	3,123,312		75,000	977,225	1,296,663
Millville, NJ	3,514,183		216,000	1,166,517	8,271,806
Kutztown, PA	-0-		145,000	1,695,041	7,535,296
Inkerman, PA	2,973,520		572,500	2,151,569	2,394,430
Monticello, NY	-0-		235,600	1,402,572	2,015,124
Navarre, OH	-0-		290,000	1,457,673	1,344,044
Cresson, PA	1,509,074		432,700	2,070,426	898,754
Memphis, TN	-0-		78,435	810,477	1,286,623
West Grove, PA		(1)	175,000	990,515	1,206,691
Carlisle, PA	-0-		37,540	198,321	3,949,270
Belle Vernon, PA	5,117,549		150,000	2,491,796	3,087,960
Marion, OH	-0-		236,000	785,293	3,587,481
Somerset, PA	1,732,117		1,485,000	2,050,400	1,034,591
Athens, OH	-0-		67,000	1,326,800	439,443
Magnolia, OH	3,009,865		270,000	1,941,430	2,484,151
Jackson, NJ		(1)	100,095	602,820	1,428,526
Hamburg, NY	2,205,859		424,000	3,812,000	759,317
West Monroe, NY	-0-		77,000	841,000	484,539
Lebanon, TN	-0-		1,184,000	4,034,480	(33,370)
Eatontown, NJ		(1)	157,421	280,749	305,090
Caledonia, OH	-0-		260,000	1,753,206	1,295,823
Coxsackie, NY	-0-		1,757,800	-0-	-0-
	32,941,872		$ 10,338,019	$ 41,849,926	$ 52,951,279
Various	13,875,761	(1)			
	$ 46,817,633				

(1) Represents one mortgage note payable secured by four properties.

UMH PROPERTIES, INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2006

Column A	Column E (2) (3) Gross Amount at Which Carried at 12/31/06			Column F (2)
Description	Land	Site, Land & Building Improvements and Rental Homes	Total	Accumulated Depreciation
Memphis, TN	$ 250,000	$ 3,897,135	$ 4,147,135	$ 3,159,836
Greenfield Ctr, NY	122,865	2,366,768	2,489,633	1,302,214
Vineland, NJ	408,206	2,728,939	3,137,145	2,181,557
Duncansville, PA	60,774	985,963	1,046,737	645,312
Cranberry Twp, PA	181,930	2,389,188	2,571,118	2,050,542
Clifton Park, NY	391,724	1,951,867	2,343,591	1,180,939
Apollo, PA	732,089	2,333,123	3,065,212	887,786
Cranberry Twp, PA	75,000	2,273,888	2,348,888	1,889,661
Millville, NJ	2,534,891	7,119,432	9,654,323	2,511,647
Kutztown, PA	404,239	8,971,098	9,375,337	2,473,273
Inkerman, PA	572,500	4,545,999	5,118,499	2,194,113
Monticello, NY	318,472	3,334,824	3,653,296	1,798,367
Navarre, OH	432,700	2,659,017	3,091,717	459,181
Cresson, PA	290,000	3,111,880	3,401,880	1,491,074
Memphis, TN	78,435	2,097,100	2,175,535	1,345,283
West Grove, PA	155,000	2,217,206	2,372,206	1,579,498
Carlisle, PA	145,473	4,039,658	4,185,131	921,191
Belle Vernon, PA	150,000	5,579,756	5,729,756	3,615,941
Marion, OH	236,000	4,372,774	4,608,774	1,750,251
Somerset, PA	1,485,000	3,084,991	4,569,991	268,123
Athens, OH	67,000	1,766,243	1,833,243	583,497
Magnolia, OH	270,000	4,425,581	4,695,581	2,726,652
Jackson, NJ	100,095	2,031,346	2,131,441	1,570,818
Hamburg, NY	424,000	4,571,317	4,995,317	1,349,310
West Monroe, NY	77,000	1,325,539	1,402,539	170,704
Lebanon, TN	1,184,000	4,001,110	5,185,110	120,630
Eatontown, NJ	135,421	607,839	743,260	401,853
Caledonia, OH	260,000	3,049,029	3,309,029	910,785
Coxsackie, NY	1,757,800	-0-	1,757,800	-0-
	$ 13,300,614	$ 91,838,610	$ 105,139,224	$ 41,540,038

(2) See reconciliation.
(3) The aggregate cost for Federal tax purposes approximates historical cost.

UMH PROPERTIES, INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2006

Column A	Column G	Column H	Column I
Description	Date of Construction	Date Acquired	Life
Memphis, TN	prior to 1980	1986	3 to 27.5
Greenfield Ctr, NY	prior to 1970	1977	3 to 27.5
Vineland, NJ	1973	1986	3 to 27.5
Duncansville, PA	1961	1979	3 to 27.5
Cranberry Twp, PA	1974	1986	5 to 27.5
Clifton Park, NY	1972	1978	3 to 27.5
Apollo, PA	prior to 1980	1995	5 to 27.5
Cranberry Twp, PA	prior to 1980	1982	3 to 27.5
Millville, NJ	prior to 1980	1985	3 to 27.5
Kutztown, PA	1971	1979	5 to 27.5
Inkerman, PA	1970	1992	5 to 27.5
Monticello, NY	1972	1988	5 to 27.5
Navarre, OH	prior to 1980	1987	5 to 27.5
Cresson, PA	prior to 1980	2001	5 to 27.5
Memphis, TN	1955	1985	3 to 27.5
West Grove, PA	1971	1974	5 to 27.5
Carlisle, PA	1961	1969	3 to 27.5
Belle Vernon, PA	1973	1983	3 to 27.5
Marion, OH	1950	1986	3 to 27.5
Somerset, PA	prior to 1980	2004	5 to 27.5
Athens, OH	prior to 1980	1996	5 to 27.5
Magnolia, OH	prior to 1980	1985	5 to 27.5
Jackson, NJ	1969	1969	3 to 27.5
Hamburg, NY	prior to 1980	1997	5 to 27.5
West Monroe, NY	prior to 1980	2003	5 to 27.5
Lebanon, TN	1997	2006	5 to 27.5
Eatontown, NJ	1964	1978	3 to 27.5
Caledonia, OH	prior to 1980	1996	5 to 27.5
Coxsackie, NY	N/A	2005	N/A

UMH PROPERTIES, INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2006

(2) Reconciliation:	/----------FIXED ASSETS-----------/ 12/31/06	12/31/05	12/31/04
Balance – Beginning of Year	$96,241,037	$84,825,549	$78,488,074
Additions:			
Acquisitions	5,218,480	3,661,555	3,535,400
Improvements	5,012,850	8,317,782	3,420,665
Depreciation	-0-	-0-	-0-
Total Additions	10,231,330	11,979,337	6,956,065
Deletions	1,333,143	563,849	618,590
Balance – End of Year	$105,139,224	$96,241,037	$84,825,549

Reconciliation:	/-----ACCUMULATED DEPRECIATION-----/ 12/31/06	12/31/05	12/31/04
Balance – Beginning of Year	$39,296,286	$36,852,889	$34,444,316
Additions:			
Acquisitions	-0-	-0-	-0-
Improvements	-0-	-0-	-0-
Depreciation	2,649,013	2,662,104	2,632,249
Total Additions	2,649,013	2,662,104	2,632,249
Deletions	405,261	218,707	223,676
Balance – End of Year	$41,540,038	$39,296,286	$36,852,889

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UMH PROPERTIES, INC.

BY: /s/Eugene W. Landy
EUGENE W. LANDY
Chief Executive Officer

Dated: March 12, 2007

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been duly signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

	Title	Date
/s/Eugene W. Landy EUGENE W. LANDY	Chief Executive Officer and Director	March 12, 2007
/s/Samuel A. Landy SAMUEL A. LANDY	President and Director	March 12, 2007
/s/Anna T. Chew ANNA T. CHEW	Vice President Chief Financial Officer, Treasurer and Director	March 12, 2007
/s/James Mitchell JAMES MITCHELL	Director	March 12, 2007
/s/Richard H. Molke RICHARD H. MOLKE	Director	March 12, 2007
/s/Eugene Rothenberg EUGENE ROTHENBERG	Director	March 12, 2007
/s/Robert G. Sampson ROBERT G. SAMPSON	Director	March 12, 2007

Directors & Officers

Directors

Anna T. Chew
Certified Public Accountant
Vice President and Chief Financial Officer, Monmouth Capital Corporation;
Chief Financial Officer, Monmouth Real Estate Investment Corporation

Eugene W. Landy
Attorney at Law
President, Monmouth Capital Corporation and Monmouth Real Estate Investment Corporation

Samuel A. Landy
Attorney at Law

James E. Mitchell
Attorney at Law
General Partner, Mitchell Partners, L.P.; President, Mitchell Capital Management, Inc.

Richard H. Molke
General Partner,
Molke Family Limited Partnership

Eugene Rothenberg
Investor
Director, Monmouth Capital Corporation

Robert G. Sampson
Investor
General Partner, SAMPCO Ltd.

Officers

Eugene W. Landy
Chairman of the Board

Samuel A. Landy
President

Anna T. Chew
Vice President,
Chief Financial Officer
and Treasurer

Michael P. Landy
Vice President - Investments

Allison Nagelberg
General Counsel

Elizabeth Chiarella
Secretary

Corporate Information

Corporate Office
3499 Route 9 North, Suite 3C
Freehold, NJ 07728

Independent Registered Public Accounting Firm
Reznick Group, P.C.
500 East Pratt Street
Suite 200
Baltimore, MD 21202-3100

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Stock Listing
AMEX – Symbol UMH

Relationship Managers
Rosemarie A. Faccone
Susan Jordan

Internet Address
www.umh.com

Email Address
umh@umh.com



Staff of UMH Properties, Inc.


U M H

UMH Properties, Inc.

Established in 1968

AMEX:UMH

Juniper Business Plaza

3499 Route 9 North, Suite 3-C

Freehold, New Jersey 07728

(732) 577-9997

www.umh.com

END